Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Graham Shuttleworth

Graham Shuttleworth

Senior Executive Vice President

and Chief Financial Officer

February 20, 2020

BARRICK YEAR-END 2019	103

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 105 - 109 of Barrick’s 2019 Annual Financial Statements.

BARRICK YEAR-END 2019	104

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit & risk committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of the property, plant and equipment and equity in investees acquired as part of the Randgold Resources Limited merger (the Merger)

As described in notes 2, 3 and 4 to the consolidated financial statements, the Company acquired 100% of the issued and outstanding shares of Randgold Resources Limited (Randgold) on January 1, 2019. Total consideration paid by the Company for Randgold shares was $7.9 billion of which $3.9 billion was allocated to property, plant and equipment and $3.3 billion was allocated to equity in investees. To determine the fair value of a large portion of property, plant and equipment and equity in investees acquired, management used discounted cash flow models. Management applied significant judgment in determining the fair value, including the use of significant assumptions such as: future metal prices, expected future production costs and capital expenditures, weighted average costs of capital, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Estimated quantities of ore reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the fair value of the property, plant and equipment and equity in investees acquired as part of the Merger is a critical audit matter are: (i) there was significant judgment required by management in determining the fair values of a large portion of the property, plant and equipment and equity in investees acquired as part of the Merger, which were based on discounted cash flow models, including the selection of the significant assumptions such as future metal prices, expected future production costs and capital expenditures, weighted average costs of capital, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the fair value measurement of a large portion of the property, plant and equipment and equity in investees acquired; and (iii) audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the valuation of the property, plant and equipment and equity in investees, including controls relating to the significant assumptions used in those management estimates. These procedures also included, among others: testing management’s process for determining the fair value of a large portion of the property, plant and equipment and equity in investees; evaluating the appropriateness of the discounted cash flow models; testing the completeness, accuracy, and relevance of underlying data used in the models and evaluating the reasonableness of the significant assumptions, including the future metal prices, expected future production costs and capital expenditures, weighted average costs of capital, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Evaluating the reasonableness of the future metal price assumptions involved

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comparing those prices to external benchmarking data. Evaluating the reasonableness of expected future production costs and capital expenditures was done by comparing the costs and capital expenditures to actual production and other third-party information, where available. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the ore reserve and mineral resources estimates and the expected conversions of resources to reserves. As a basis for using this work, management’s specialists’ qualifications and objectivity were understood as well as their methods and assumptions. The procedures performed included tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the weighted average costs of capital.

Fair value of the Newmont Corporation (Newmont) property, plant and equipment acquired and fair value of the Company’s property plant and equipment contributed as part of the Newmont mines acquisition

As described in notes 2, 3 and 4 to the consolidated financial statements, the Company established a joint venture with Newmont, to combine their respective mining operations, assets, reserves and talent in Nevada, USA. The transaction concluded on July 1, 2019, establishing Nevada Gold Mines LLC (Nevada Gold Mines) as the joint venture. Management determined that the Company controls Nevada Gold Mines, and that the transaction to acquire the Newmont mines represents a business combination with the Company as the acquirer. Management determined that the consideration paid by the Company for control over the Newmont mines is the fair value of the non-controlling interest of the Company’s mines contributed and that the fair value of the consideration was $3.9 billion. A large portion of the fair value of the non-controlling interest contributed was property, plant and equipment. Management also determined that the fair value of the property, plant and equipment acquired was $3.5 billion. To determine the fair value of a large portion of the property, plant and equipment acquired and contributed, management used discounted cash flow models. Management applied significant judgment in determining the fair value of a large portion of the property, plant and equipment acquired and contributed, including the use of significant assumptions such as future metal prices, weighted average costs of capital, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, and expected future production costs and capital expenditures for the mines contributed and acquired. Estimated quantities of ore reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the fair value of the property, plant and equipment acquired and contributed as part of the Newmont mines acquisition is a critical audit matter are: (i) there was significant judgment required by management in determining the fair value of a large portion of the property, plant and equipment acquired and contributed using discounted cash flow models as part of the acquisition, including the selection of the significant assumptions such as future metal prices, weighted average costs of capital, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves and expected future production costs and capital expenditures; and (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the fair value measurement of a large portion of the property, plant and equipment acquired and contributed; and (iii) audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the valuation of the property, plant and equipment, including controls relating to the significant assumptions used in those management estimates. These procedures also included, among others: testing management’s process for determining the fair value of a large portion of the property, plant and equipment acquired and contributed; evaluating the appropriateness of the discounted cash flow models; testing the completeness, accuracy and relevance of underlying data used in the models and evaluating the reasonableness of significant assumptions, including future metal prices, weighted average costs of capital, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves and expected future production costs and capital expenditures. Evaluating the reasonableness of the future metal price assumptions involved comparing those prices to external benchmarking data. Evaluating the reasonableness of expected future production costs and capital expenditures was done by comparing the costs and capital expenditures to actual production and other third-party information, where available. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the ore reserves and mineral resources estimates and the expected conversions of resources to reserves. As a basis for this work, management’s specialists’ qualifications and objectivity were understood as well as their methods and assumptions.

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The procedures performed included tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted in evaluating the reasonableness of the weighted average costs of capital.

Impairment assessments for goodwill and other non-current assets and impairment reversal assessments for other non-current assets

As described in notes 2, 3, 10, 19, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment (or reversal of impairment), and in the case of goodwill annually during the fourth quarter. Impairment assessments and impairment reversal assessments for other non-current assets are conducted at the level of the Cash Generating Unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment and impairment reversal assessments. The Company’s goodwill and other non-current assets balances at December 31, 2019 were $4.8 billion and $32.7 billion, respectively. Indicators of impairment were identified for the following CGUs: Bulyanhulu, North Mara, Buzwagi, and Pascua-Lama and indicators of impairment reversal were identified for the Lumwana and Pueblo Viejo CGUs. The Company determined that the carrying amount of Pascua-Lama was not recoverable and an impairment to other non-current assets of $296 million was recognized. The Company identified that the Fair Values Less Costs of Disposal (FVLCD) of the Lumwana CGU and the Pueblo Viejo CGU exceeded the carrying values of these CGUs and therefore recognized other non-current asset impairment reversals of $947 million and $865 million for the Lumwana and Pueblo Viejo CGUs, respectively. For each CGU tested for impairment or impairment reversal, the Company compared the carrying amount of the CGU to its FVLCD. In all instances, except for the Pascua-Lama CGU, management estimated the FVLCD of the CGUs by using discounted cash flow models and the application of a specific Net Asset Value (NAV) multiple for each CGU, where appropriate. For the Pascua-Lama CGU, management estimated the FVLCD of the CGU using a market approach by considering observable market values for comparable assets expressed as dollar per ounce of measured and indicated resources. Management’s estimates of FVLCD included significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, market values expressed as dollar per ounce of measured and indicated resources, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Management estimates of quantities of ore reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment assessments for goodwill and other non-current assets and impairment reversal assessments for other non-current assets is a critical audit matter are (i) there was significant judgment required by management in estimating the FVLCD of the CGUs using discounted cash flow models and the application of a specific NAV multiple, where appropriate or by using a market approach considering observable market values for comparable assets; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, market values expressed as dollar per ounce of measured and indicated resources, and the estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves as compiled by management’s specialists; and (iii) audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment and impairment reversal assessments, including controls relating to the significant assumptions used in management’s estimates of the FVLCDs of the CGUs. These procedures also included, among others: testing management’s process for determining the FVLCDs for CGUs with goodwill and for each CGU that was tested for impairment; evaluating the appropriateness of the discounted cash flow models or market approach by considering observable market values for comparable assets; testing the completeness, accuracy, and relevance of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimate of FVLCD, including future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, market values expressed as dollar per ounce of measured and indicated resources, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Evaluating the reasonableness of future metal price assumptions involved comparing those prices to external benchmarking data. Evaluating the reasonableness of estimated operating and capital costs was

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done by comparing those costs to recent actual operating and capital expenditures incurred, assessing the consistency of these costs with related assumptions and comparing them to third-party information, where available. Evaluating the NAV multiple assumptions and market values expressed as dollar per ounce of measured and indicated resources was done by comparing them to evidence of value from recent comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the ore reserve and mineral resources estimate and the estimated operating and capital costs and the expected conversions of resources to reserves. As a basis for using this work, the qualifications and objectivity of management’s specialists were understood, as well as their methods and assumptions. The procedures performed included tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the weighted average costs of capital, NAV multiples, and market values expressed as dollar per ounce of measured and indicated resources.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2020

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

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Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2019	2018

Revenue (notes 5 and 6)	$9,717	$7,243

Costs and expenses

Cost of sales (notes 5 and 7)	6,911	5,220

General and administrative expenses (note 11)	212	265

Exploration, evaluation and project expenses (notes 5 and 8)	342	383

Impairment (reversals) charges (note 10)	(1,423)	900

Loss on currency translation	109	136

Closed mine rehabilitation (note 27b)	5	(13)

Income from equity investees (note 16)	(165)	(46)

Other (income) expense (note 9)	(3,100)	90

Income before finance items and income taxes	6,826	308

Finance costs, net (note 14)	(469)	(545)

Income (loss) before income taxes	6,357	(237)

Income tax expense (note 12)	(1,783)	(1,198)

Net income (loss)	$4,574	($1,435)

Attributable to:

Equity holders of Barrick Gold Corporation	$3,969	($1,545)

Non-controlling interests (note 32)	$605	$110

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)

Net income (loss)

Basic	$2.26	($1.32)

Diluted	$2.26	($1.32)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2019	110	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation

For the years ended December 31 (in millions of United States dollars)	2019	2018

Net income (loss)	$4,574	($1,435)

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil and ($12)	—	8

Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $nil and $3	—	(2)

Currency translation adjustments, net of tax $nil and $nil	(6)	(9)

Items that will not be reclassified to profit or loss:

Actuarial gain (loss) on post-employment benefit obligations, net of tax ($3) and $nil	(6)	(2)

Net change on equity investments, net of tax $nil and $nil	48	16

Total other comprehensive income	36	11

Total comprehensive income (loss)	$4,610	($1,424)

Attributable to:

Equity holders of Barrick Gold Corporation	$4,005	($1,534)

Non-controlling interests	$605	$110

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2019	111	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation

For the years ended December 31 (in millions of United States dollars)	2019	2018

OPERATING ACTIVITIES

Net income (loss)	$4,574	($1,435)

Adjustments for the following items:

Depreciation	2,032	1,457

Finance costs (note 14)	500	560

Impairment (reversals) charges (note 10)	(1,423)	900

Income tax expense (note 12)	1,783	1,198

Loss on currency translation	109	136

Gain on sale of non-current assets (note 9)	(441)	(68)

Remeasurement of Turquoise Ridge to fair value (note 4)	(1,886)	—

Change in working capital (note 15)	(357)	(173)

Other operating activities (note 15)	(1,113)	(62)

Operating cash flows before interest and income taxes	3,778	2,513

Interest paid	(333)	(350)

Income taxes paid	(612)	(398)

Net cash provided by operating activities	2,833	1,765

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(1,701)	(1,400)

Sales proceeds	41	70

Divestitures (note 4)	750	—

Investment purchases	(4)	(159)

Cash acquired in merger (note 4)	751	—

Other investing activities (note 15)	213	(5)

Net cash provided by (used in) investing activities	50	(1,494)

FINANCING ACTIVITIES

Lease repayments	(28)	—

Debt repayments	(281)	(687)

Dividends (note 31)	(548)	(125)

Funding from non-controlling interests (note 32)	140	24

Disbursements to non-controlling interests (note 32)	(421)	(108)

Other financing activities	(1)	(29)

Net cash used in financing activities	(1,139)	(925)

Effect of exchange rate changes on cash and equivalents	(1)	(9)

Net increase (decrease) in cash and equivalents	1,743	(663)

Cash and equivalents at beginning of year (note 25a)	1,571	2,234

Cash and equivalents at the end of year	$3,314	$1,571

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2019	112	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31, 2019	As at December 31, 2018
(in millions of United States dollars)

ASSETS

Current assets

Cash and equivalents (note 25a)	$3,314	$1,571

Accounts receivable (note 18)	363	248

Inventories (note 17)	2,289	1,852

Other current assets (note 18)	565	307

Total current assets (excluding assets classified as held-for-sale)	6,531	3,978

Assets classified as held-for-sale (note 4)	356	—

Total current assets	6,887	3,978

Non-current assets

Non-current portion of inventory (note 17)	2,300	1,696

Equity in investees (note 16)	4,527	1,234

Property, plant and equipment (note 19)	24,141	12,826

Intangible assets (note 20a)	226	227

Goodwill (note 20b)	4,769	1,176

Deferred income tax assets (note 30)	235	259

Other assets (note 22)	1,307	1,235

Total assets	$44,392	$22,631

LIABILITIES AND EQUITY

Current liabilities

Accounts payable (note 23)	$1,155	$1,101

Debt (note 25b)	375	43

Current income tax liabilities	224	203

Other current liabilities (note 24)	622	321

Total current liabilities (excluding liabilities classified as held-for-sale)	2,376	1,668

Liabilities classified as held-for-sale (note 4)	—	—

Total current liabilities	2,376	1,668

Non-current liabilities

Debt (note 25b)	5,161	5,695

Provisions (note 27)	3,114	2,904

Deferred income tax liabilities (note 30)	3,091	1,236

Other liabilities (note 29)	823	1,743

Total liabilities	14,565	13,246

Equity

Capital stock (note 31)	29,231	20,883

Deficit	(9,722)	(13,453)

Accumulated other comprehensive loss	(122)	(158)

Other	2,045	321

Total equity attributable to Barrick Gold Corporation shareholders	21,432	7,593

Non-controlling interests (note 32)	8,395	1,792

Total equity	29,827	9,385

Contingencies and commitments (notes 2, 17, 19 and 36)

Total liabilities and equity	$44,392	$22,631

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Mark Bristow	/s/ J. Brett Harvey

Mark Bristow, Director	J. Brett Harvey, Director

BARRICK YEAR-END 2019	113	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

(unaudited)

Barrick Gold Corporation		Attributable to equity holders of the Company

(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2019	1,167,847	$20,883	($13,453)	($158)	$321	$7,593	$1,792	$9,385

Net income (loss)	—	—	3,969	—	—	3,969	605	4,574

Total other comprehensive income	—	—	—	36	—	36	—	36

Total comprehensive income (loss)	—	$—	$3,969	$36	$—	$4,005	$605	$4,610

Transactions with owners

Dividends	—	—	(218)	—	—	(218)	—	(218)

Merger with Randgold Resources Limited	583,669	7,903	—	—	—	7,903	872	8,775

Nevada Gold Mines JV with Newmont Goldcorp Corporation	—	—	—	—	1,645	1,645	5,910	7,555

Acquisition of 36.1% of Acacia Mining plc	24,837	423	—	—	70	493	(495)	(2)

Issued on exercise of stock options	131	2	—	—	—	2	—	2

Funding from non-controlling interests	—	—	—	—	—	—	140	140

Other decrease in non-controlling interests	—	—	—	—	—	—	(429)	(429)

Dividend reinvestment plan	1,443	20	(20)	—	—	—	—	—

Share-based payments	—	—	—	—	9	9	—	9

Total transactions with owners	610,080	$8,348	($238)	$—	$1,724	$9,834	$5,998	$15,832

At December 31, 2019	1,777,927	$29,231	($9,722)	($122)	$2,045	$21,432	$8,395	$29,827

At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	$11,067

Impact of adopting IFRS 15 on January 1, 2018	—	—	64	—	—	64	—	64

At January 1, 2018 (restated)	1,166,577	$20,893	($11,695)	($169)	$321	$9,350	$1,781	$11,131

Net (loss) income	—	—	(1,545)	—	—	(1,545)	110	(1,435)

Total other comprehensive income	—	—	—	11	—	11	—	11

Total comprehensive (loss) income	—	$—	($1,545)	$11	$—	($1,534)	$110	($1,424)

Transactions with owners

Dividends	—	—	(199)	—	—	(199)	—	(199)

Issued on exercise of stock options	20	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	24	24

Other decrease in non-controlling interests	—	—	—	—	—	—	(123)	(123)

Dividend reinvestment plan	1,250	14	(14)	—	—	—	—	—

Other[3]	—	(24)	—	—	—	(24)	—	(24)

Total transactions with owners	1,270	($10)	($213)	$—	$—	($223)	($99)	($322)

At December 31, 2018	1,167,847	$20,883	($13,453)	($158)	$321	$7,593	$1,792	$9,385

1 Includes cumulative translation adjustments as at December 31, 2019: $88 million loss (December 31, 2018: $82 million loss).

2 Includes additional paid-in capital as at December 31, 2019: $2,007 million (December 31, 2018: $283 million).

3 Represents a reversal of a previously recognized deferred tax asset, which was originally recognized in capital stock.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2019	114	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughput the Americas and Africa. Refer to note 4 for information on acquisitions and divestments occurring during the 2019 year.

2 > SIGNIFICANT ACCOUNTING POLICIES

a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 20, 2020.

b)    Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”). If the carrying value in an equity method investment is reduced to zero, additional losses are not provided for, and a liability is not recognized, unless the Company has incurred legal or constructive obligations, or made payments on behalf of the equity method investment.

BARRICK YEAR-END 2019	115	NOTES TO FINANCIAL STATEMENTS

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2019:

	Place of business	Entity type	Economic interest[1]	Method[2]

Nevada Gold Mines[3,4,5,6,7]	United States	Subsidiary	61.5%	Consolidation

Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation

Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation

Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation

Norte Abierto Project	Chile	JO	50%	Our share

Donlin Gold Project	United States	JO	50%	Our share

Porgera Mine[8]	Papua New Guinea	JO	47.5%	Our share

Veladero	Argentina	JO	50%	Our share

Kibali[9]	Democratic Republic of Congo	JV	45%	Equity Method

Morila[9]	Mali	JV	40%	Equity Method

GNX[9,10]	Chile	JV	50%	Equity Method

Jabal Sayid[9]	Saudi Arabia	JV	50%	Equity Method

Kabanga Project[9,10]	Tanzania	JV	50%	Equity Method

Zaldívar[9]	Chile	JV	50%	Equity Method

[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
[2]	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
[3]

We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, Loulo-Gounkoto, Tongon and Pueblo Viejo and record a non-controlling interest for the 38.5%, 38.5%, 38.5%, 38.5%, 38.5%, 20%, 10.3% and 40%, respectively, that we do not own. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own, bringing our ownership from 63.9% to 100%. When the Government of Tanzania’s 16% free-carried interest is made effective, which is expected to be as of January 1, 2020, our ownership will be brought down to 84%.

[4]

On July 1, 2019, Barrick’s Goldstrike (including 60% of South Arturo) and Newmont’s Carlin were contributed to Nevada Gold Mines, a joint venture with Newmont, and are now referred to as Carlin. This brought our ownership to 61.5% of Carlin (including 36.9% of South Arturo).

[5]	On July 1, 2019, Cortez was contributed to Nevada Gold Mines bringing our ownership down to 61.5%.
[6]

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. This brought our ownership to 61.5% of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

[7]	Phoenix and Long Canyon were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019, resulting in an ownership of 61.5%.
[8]	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
[9]	Barrick has commitments of $324 million relating to its interest in the joint ventures.
[10]	These JVs are early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies.

c)    Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

BARRICK YEAR-END 2019	116	NOTES TO FINANCIAL STATEMENTS

d)    Non-current Assets and Disposal Groups Held-for-Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

e)    Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
•

Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);

•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

f)    Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements

As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

g)    Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal

BARRICK YEAR-END 2019	117	NOTES TO FINANCIAL STATEMENTS

methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n.

h)    Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

i)    Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

j)    Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

BARRICK YEAR-END 2019	118	NOTES TO FINANCIAL STATEMENTS

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

k)    Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI.

l)    Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.

Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and processing costs.

Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

m)    Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:

•	Net profits interest (NPI) royalty to other than a government,
•	Modified net smelter return (NSR) royalty,
•	Net smelter return sliding scale (NSRSS) royalty,
•	Gross proceeds sliding scale (GPSS) royalty,
•	Gross smelter return (GSR) royalty,
•	Net value (NV) royalty,
•	Land tenement (LT) royalty, and a
•	Gold revenue royalty.

n)    Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	1 – 28 years

Underground mobile equipment	5 - 7 years

Light vehicles and other mobile equipment	1 - 7 years

Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral

BARRICK YEAR-END 2019	119	NOTES TO FINANCIAL STATEMENTS

resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Leasing Arrangements

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

BARRICK YEAR-END 2019	120	NOTES TO FINANCIAL STATEMENTS

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are generally comprised of IT equipment and small items of office furniture.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

o)    Impairment (and Reversals of Impairment) of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

p)    Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

q)    Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”).

The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

BARRICK YEAR-END 2019	121	NOTES TO FINANCIAL STATEMENTS

r)    Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

s)    Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

t)    Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

u)    Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period

BARRICK YEAR-END 2019	122	NOTES TO FINANCIAL STATEMENTS

for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

v)    Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

w)    Stock-Based Compensation

We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Global Employee Share Plan (“GESP”), Long-Term Incentive Plan (“LTIP”) and Barrick Share Purchase Plan (“BSPP”)) awards to certain employees, officers and directors of the Company.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the

BARRICK YEAR-END 2019	123	NOTES TO FINANCIAL STATEMENTS

details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and upon vesting the employee will receive either cash or common shares purchased on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units

Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Restricted Share Units

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of share units issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick Common Shares on the first day following the expiration of the blackout.

For all PGSUs that were outstanding as at December 31, 2019, upon vesting the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. These PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Long-Term Incentive Plan (Employees)

Under our LTIP plan, restricted shares are issued to selected employees, subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares as well as a number of company related performance criteria. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to three years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

Long-Term Incentive Plan (Executive Directors)

The LTIP is subject to three performance conditions: relative total shareholder return compared to the Euromoney Global Gold Index, total cash cost per ounce and reserve replacement ratio. No dividends are attributable during the vesting period.

BARRICK YEAR-END 2019	124	NOTES TO FINANCIAL STATEMENTS

Barrick Share Purchase Plan

Under our BSPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-10% of their combined base salary and annual short-term incentive, and Barrick will match 100% of the contribution, up to a maximum of C$5,000 or US$4,000 per year.

Both Barrick and the employee make the contributions with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee and Barrick contributions have no vesting requirement.

Barrick recognizes the expense when Barrick contributions are made and has no ongoing liability.

Global Employee Share Plan

Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability.

x)    Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to a certain percentage of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

y)    New Accounting Standards Effective in 2019

IFRS 16 Leases

We have adopted the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases where a lessee has the right to control the use of an identified asset. We elected to apply IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4: Determining Whether an Arrangement Contains a Lease. The details of accounting policy changes and the quantitative impact of these changes are described below.

In the previous year, the Company only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17. The assets were presented in property, plant and equipment and the liabilities as part of the Company’s borrowings. From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds

BARRICK YEAR-END 2019	125	NOTES TO FINANCIAL STATEMENTS

necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are generally comprised of IT equipment and small items of office furniture.

Impact on consolidated financial statements

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as operating leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the weighted average incremental borrowing rate as of January 1, 2019 of 5.83%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are applied after the date of initial application. The following table reconciles the Company’s operating lease obligations as at December 31, 2018 as previously disclosed in the Company’s 2018 Annual Financial Statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Barrick operating lease commitments disclosed as at December 31, 2018	$167
Add: embedded service contracts not previously assessed as a lease	38

(Less): contracts reassessed as service agreements	(130)

(Less): short-term leases recognized on a straight-line basis as expense	(6)

(Less): low-value leases recognized on a straight-line basis as expense	(1)

(Less): discounting using the lessee’s incremental borrowing rate of at January 1, 2019	(4)

Discounted leases recognized as at January 1, 2019	$64

Add: finance lease liabilities recognized as at December 31, 2018	19

Add: leases acquired as part of the merger with Randgold on January 1, 2019	28
Discounted lease liability recognized as at January 1, 2019	$111

Of which are:

Current lease liabilities	37

Non-current lease liabilities	$74

The recognized right-of-use assets relate to the following types of assets:

	December 31, 2019	January 1, 2019

Buildings, Plant & Equipment	$63	$69

Underground mobile equipment	7	7

Light vehicles and other mobile equipment	5	9

Total right-of-use assets	$75	$85

Right-of-use assets were measured at the amount equal to the lease liability, except for onerous contracts.

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	property, plant and equipment - increase by $85 million
•	deferred income tax assets - $nil
•	debt - increase by $92 million

There was no net impact on deficit on January 1, 2019.

Consolidated net income decreased by $3 million for the year ended December 31, 2019 as a result of the adoption of IFRS 16. Additions to the right-of-use assets during the year ended December 31, 2019 were $49 million.

Practical expedients applied

In applying IFRS 16 for the first time, we have used the following practical expedients permitted by the standard:

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
•	the adjustment of the right-of-use assets at the date of initial application by the amount of any provision for onerous contracts recognized immediately before the date of initial application; and
•	to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

z)    New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 > CRITICAL JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

BARRICK YEAR-END 2019	126	NOTES TO FINANCIAL STATEMENTS

Life of Mine (“LOM”) Plans and Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2019 we have used a gold price assumption of $1,200 per ounce, consistent with the prior year. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2019 we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21.

Inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information.

With respect to our U.S. properties, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. In addition to properties that have previously been designated as such, there is a chance that our current or legacy operations not currently designated as superfund sites in the U.S. could also be so designated as a superfund site in the future, exposing Barrick to potential further liability under CERCLA. In 2017, the U.S. Environmental Protection Agency announced it is considering listing on the CERCLA National Priorities List a 322-square-mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and groundwater contamination from past uranium mining. The San Mateo Site includes legacy operations of our wholly-owned subsidiary Homestake Mining Company of California (“Homestake”). In the fourth quarter of 2019, Homestake entered into a voluntary Administrative Order on Consent obligating Homestake and two other potentially responsible companies to conduct a study of groundwater conditions in a portion of the San Mateo uranium mining district. The Company has made an accrual for the estimated cost of completing this work.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have an increased degree of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, there is a risk that fiscal reform changes with respect to existing investments

BARRICK YEAR-END 2019	127	NOTES TO FINANCIAL STATEMENTS

could unexpectedly impact the tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12 and 30 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information.

Pascua-Lama

The Pascua-Lama project received $424 million as at December 31, 2019 ($443 million as at December 31, 2018) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.

In addition, we have recorded $72 million in VAT recoverable in Argentina as at December 31, 2019 ($112 million as at December 31, 2018) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.

The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2f. There was a $22 million cumulative catch-up adjustment recorded in the fourth quarter of 2019 related to this streaming transaction as that is when the updated LOM was completed.

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of our silver production from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton, in which case, they will be entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event. The residual liability at December 31, 2019 is $253 million.

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. As a result, the deferred revenue liability was derecognized, and a current liability was recognized for the cash liability payable to Wheaton of $253 million. This adjustment resulted in $628 million recorded in Other Income (refer to note 9) and recognizes the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama.

Zambian Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provided that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns. The audit of these tax returns by the Zambian tax authority was completed in the fourth quarter of 2019 and we recorded a $50 million asset reflecting the final settlement of this matter. We also released historical accruals related to customs duty and indirect taxes resulting in a total of $216 million recognized in Other Income in 2019 (refer to note 9).

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair

BARRICK YEAR-END 2019	128	NOTES TO FINANCIAL STATEMENTS

value often requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. The excess of the purchase price over the estimated fair value of the net assets acquired is then assigned to goodwill. Goodwill is assigned to individual CGUs based on the relative fair value and/or the CGUs that are expected to benefit from the synergies of the business combination. Refer to note 4 for further details on acquisitions.

Other Notes to the Financial Statements

Note

Acquisitions and Divestitures	4

Segment information	5

Revenue	6

Cost of sales	7

Exploration, evaluation and project expenses	8

Other expense (income)	9

Impairment (reversals) charges	10

General and administrative expenses	11

Income tax expense	12

Earnings (loss) per share	13

Finance costs, net	14

Cash flow - other items	15

Investments	16

Inventories	17

Accounts receivable and other current assets	18

Property, plant and equipment	19

Goodwill and other intangible assets	20

Impairment and reversal of non-current assets	21

Other assets	22

Accounts payable	23

Other current liabilities	24

Financial instruments	25

Fair value measurements	26

Provisions	27

Financial risk management	28

Other non-current liabilities	29

Deferred income taxes	30

Capital stock	31

Non-controlling interests	32

Related party transactions	33

Stock-based compensation	34

Post-retirement benefits	35

Contingencies	36

4 > ACQUISITIONS AND DIVESTITURES

a) Massawa Project

On December 10, 2019, Barrick announced that it and its Senegalese joint venture partner had reached an agreement to sell their aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration of up to $430 million. The transaction is expected to close in the first quarter of 2020 and is subject to receipt of the Massawa exploitation license and residual exploration license from the Government of Senegal, certain other acknowledgments from the Government of Senegal and other customary closing conditions. As at December 31, 2019, all of the assets and liabilities of our interest in Massawa were classified as held-for-sale.

The consideration consists of an up-front payment of $380 million, including a cash payment of approximately $300 million, Teranga common shares, plus a contingent payment of up to $50 million which is based upon the average gold price for the three year period immediately following closing.

Barrick will receive 92.5% of the total purchase price for its interest in the Massawa project, with the balance to be received by Barrick’s local Senegalese partner. Barrick is providing $25 million of the $225 million syndicated debt financing secured by Teranga in connection with the transaction. On a pro forma basis, Barrick will hold 19,164,403 Teranga common shares, representing approximately 11.45% of Teranga’s issued and outstanding common shares on closing (calculated on a non-diluted basis).

b) Kalgoorlie

On November 28, 2019, we completed the sale of our 50% interest in the Kalgoorlie mine in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019.

c) Acacia Mining plc

On September 17, 2019, Barrick acquired all of the shares in Acacia Mining plc (“Acacia”) that we did not already own (36.1%) through a share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. The Acacia Exploration Special Dividends and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two-year period following closing. This transaction resulted in the issuance of 24,836,670 Barrick common shares or approximately 1% of Barrick’s share capital.

The difference between the carrying value of the non-controlling interest and the September 16, 2019 closing price of Barrick’s common shares issued was recorded in equity in the third quarter of 2019 in the amount of $70 million.

Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. As at September 30, 2019, we derecognized the non-controlling interest on the balance

BARRICK YEAR-END 2019	129	NOTES TO FINANCIAL STATEMENTS

sheet related to our former 63.9% ownership of Acacia to reflect our current 100% interest.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Operating results are included at 100% from October 1, 2019 up until the GoT’s 16% free-carried interest is made effective, which is expected to be January 1, 2020, and on an 84% basis thereafter. Refer to note 36 for further details on the agreement and impact on outstanding contingencies.

d) Nevada Joint Venture

On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Corporation (“Newmont “), to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. On July 1, 2019, the transaction concluded establishing Nevada Gold Mines LLC (“Nevada Gold Mines”). Barrick, as the majority joint venture partner, has the right to appoint a majority of the board members and can therefore control decisions requiring majority approval including, but not limited to, LOM plans, budgets and capital projects. Therefore, we have determined that Barrick controls Nevada Gold Mines and began consolidating the operating results, cash flows and net assets from July 1, 2019 with a 38.5% non-controlling interest.

We have determined that the transaction to acquire the Newmont mines represents a business combination with Barrick identified as the acquirer. We have undertaken a purchase price exercise to determine the fair value of the Newmont mines acquired and the fair value of the non-controlling interest of the Barrick mines contributed as consideration. The table below presents the final allocation of the purchase price to the assets and liabilities acquired. This allocation was completed in the fourth quarter of 2019. The $1,645 million difference between the carrying value and the fair value of the non-controlling interest in the Barrick mines contributed was recorded in equity in the third quarter of 2019.

millions

Fair value of non-controlling interest of Barrick mines contributed	$3,897

Final fair value allocation of Newmont mines acquired

Current assets	$149

Inventory	970

Property, plant and equipment	3,534

Goodwill	2,520

Total assets	$7,173

Current liabilities	$119

Deferred income tax liabilities	268

Provisions	449

Total liabilities	$836

Non-controlling interests	2,440

Net assets acquired	$3,897

The Barrick mines in which we held 100% prior to the creation of Nevada Gold Mines (Cortez, Goldstrike and Goldrush) will continue to be accounted for at historical cost and continue to be consolidated with a non-controlling interest in these mines recorded as of July 1, 2019. Prior to July 1, 2019, our 75% interest in the Turquoise Ridge mine was accounted for as a joint operation and following its contribution to Nevada Gold Mines it has been consolidated with a non-controlling interest. It was determined that the contribution of our 75% share of the assets and liabilities of Turquoise Ridge to Nevada Gold Mines resulted in a requirement to remeasure our retained interest at fair value as Turquoise Ridge was previously accounted for as a joint operation and we now have control and consolidate. As a result, we recognized a gain of $1.9 billion in the third quarter of 2019.

We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices inclusive of a $1,300 gold price and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans for the mines as at the acquisition date.

Goodwill arose on the acquisition principally because of the following factors: 1) it combines high-quality gold reserves in one of the world’s most prolific gold districts, positioning the Company for sustainable growth; 2) the ability to optimize ore sources and production schedules across the joint venture; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Since July 1, 2019, the Newmont mines acquired contributed revenue of $1,184 million and net income of $322 million for the year ended December 31, 2019. If the acquisition had occurred on January 1, 2019, consolidated revenue and

BARRICK YEAR-END 2019	130	NOTES TO FINANCIAL STATEMENTS

consolidated net income would have been $10,745 million and $4,500 million, respectively.

Acquisition-related costs of approximately $30 million were expensed in 2019 and were presented as part of corporate development costs in exploration, evaluation & project expense.

e)    Randgold Resources Limited (“Randgold”) Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold Resources Limited (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal.

The table below presents the purchase cost and our allocation of the purchase price to the assets acquired and liabilities assumed. This allocation was finalized in the fourth quarter of 2019.

millions

Purchase Cost

Fair value of equity shares issued	$7,903

Fair value of restricted shares issued	6

Fair value of consideration	$7,909

Final Fair Value at Acquisition

Cash	$751

Other current assets	319

Equity in investees	3,253

Property, plant and equipment	3,869

Other assets	230

Goodwill	1,672

Total assets	$10,094

Current liabilities	$539

Deferred income tax liabilities	688

Provisions	55

Debt[1]	31

Total liabilities	$1,313

Non-controlling interests	872

Net assets	$7,909

[1]	Debt mainly relates to leases as a result of adopting IFRS16.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on the acquisition principally because of the following factors: 1) it significantly strengthened Barrick’s position in the industry relative to high-quality gold reserves in many of the world’s most prolific gold districts, positioning the Company for sustainable growth; 2) it included the acquisition of a proven management team, with a shared vision and commitment to excellence, and a powerful financial base that will support sustainable investment in growth; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

The fair value of accounts receivable was $193 million as at January 1, 2019, which was equivalent to the contractual amount.

Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million as at January 1, 2019. The total amount of the various tax claims, not including advances made in good faith to date, stood at $275 million as at December 31, 2019. During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes; which, after offsetting other tax payments, resulted in a receiving being recorded of $41.1 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to nil. In 2019, a further $60 million was paid as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. This amount was recorded as a provision in the purchase price allocation. Refer to note 36 for further details.

Since it has been consolidated from January 1, 2019, Randgold contributed revenue of $1,390 million and net income of $241 million for the year ended December 31, 2019.

Acquisition-related costs of approximately $37 million were expensed in 2018 and were presented as part of corporate development costs in exploration, evaluation & project expense.

f) Investment in Shandong Gold Mining

On September 24, 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement,

BARRICK YEAR-END 2019	131	NOTES TO FINANCIAL STATEMENTS

Shandong Gold was able to purchase up to $300 million of Barrick shares, and Barrick was able to invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold within a 12-month period. Shares were purchased on the open market and purchases made by Barrick were accounted for as other investments with changes in fair value recorded in OCI. As at December 31, 2019, Barrick has purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd.

5 > SEGMENT INFORMATION

Starting in the first quarter of 2019, management reviews the operating results and assesses performance of our operations in Nevada at an individual minesite level; therefore our Cortez and Goldstrike minesites, previously presented as Barrick Nevada, have been presented separately. Barrick’s business is organized into nineteen minesites and two projects. Barrick’s CODM reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Upon completion of the Merger, Mark Bristow, as President and Chief Executive Officer, has assumed this role. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Following the Merger and the Nevada Gold Mines and Acacia transactions, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Lagunas Norte and Pascua-Lama. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera and North Mara). The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect this disaggregation.

BARRICK YEAR-END 2019	132	NOTES TO FINANCIAL STATEMENTS

Consolidated Statements of Income Information

		Cost of Sales

For the year ended December 31, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2,3]	$1,862	$998	$312	$17	$4	$531

Cortez[2]	1,325	511	240	8	16	550

Turquoise Ridge[2,4]	688	285	140	4	—	259

Pueblo Viejo[2]	1,409	525	196	12	—	676

Loulo-Gounkoto[2]	1,007	456	295	12	6	238

Kibali	505	207	196	3	(9)	108

Veladero	386	208	115	3	3	57

Porgera	403	242	42	2	4	113

North Mara[2]	462	213	97	—	6	146

Other Mines[2]	2,175	1,426	554	19	46	130

Reportable segment income	$10,222	$5,071	$2,187	$80	$76	$2,808

Share of equity investee	(505)	(207)	(196)	(3)	9	(108)

Segment income	$9,717	$4,864	$1,991	$77	$85	$2,700

Consolidated Statements of Income Information

		Cost of Sales

For the year ended December 31, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2,3]	$1,066	$624	$262	$19	($5)	$166

Cortez[2]	1,589	442	386	16	19	726

Turquoise Ridge[2,4]	331	178	28	—	(1)	126

Pueblo Viejo[2]	1,333	547	185	21	1	579

Loulo-Gounkoto[2]	—	—	—	—	—	—

Kibali	—	—	—	—	—	—

Veladero	366	189	121	2	1	53

Porgera	269	170	42	—	1	56

North Mara[2]	423	202	62	—	12	147

Other Mines[2]	1,866	1,401	334	14	69	48

Reportable segment income	$7,243	$3,753	$1,420	$72	$97	$1,901

Share of equity investee	—	—	—	—	—	—

Segment income	$7,243	$3,753	$1,420	$72	$97	$1,901

[1]	Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2019, accretion expense was $53 million (2018: $53 million).
[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2019, for Pueblo Viejo, $566 million, $286 million, $274 million (2018: $535 million, $289 million, $237 million), Nevada Gold Mines, $1,049 million, $704 million, $329 million (2018:$nil, $nil, $nil), Tanzania mines, $169 million, $125 million, $31 million (2018: $240 million, $163 million, $61 million), Loulo-Gounkoto $201 million, $150 million, $48 million (2018: $nil, $nil, $nil) and Tongon $39 million, $41 million, $(2) million (2018: $nil, $nil, $nil).

[3]

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin mines were contributed to Nevada Gold Mines and are now operated as one segment referred to as Carlin. As a result, the amounts presented represent Goldstrike (including South Arturo) up until June 30, 2019, and the combined results of Carlin (including Goldstrike) thereafter including non-controlling interest. Refer to note 4.

[4]

Barrick owned 75% of Turquoise Ridge up until June 30, 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was accounted for as a joint operation and proportionately consolidated. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines and are now operated as one segment referred to as Turquoise Ridge. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019 and the combined results of Turquoise Ridge (including Twin Creeks) thereafter including non-controlling interest. Refer to note 4.

BARRICK YEAR-END 2019	133	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes

For the years ended December 31	2019	2018

Segment income	$2,700	$1,901

Other cost of sales/amortization[1]	(56)	(47)

Exploration, evaluation and project expenses not attributable to segments	(265)	(311)

General and administrative expenses	(212)	(265)

Other (expense) income not attributable to segments	3,132	(46)

Impairment reversals (charges)	1,423	(900)

Loss on currency translation	(109)	(136)

Closed mine rehabilitation	(5)	13

Income from equity investees	165	46

Finance costs, net (includes non-segment accretion)[2]	(416)	(492)

Gain on non-hedge derivatives[3]	—	—

Income (loss) before income taxes[4]	$6,357	($237)

[1]	Includes realized hedge losses of $nil (2018: $4 million losses).
[2]	Includes debt extinguishment losses of $3 million (2018: $29 million losses).
[3]	Includes unrealized non-hedge losses of $nil (2018: $1 million losses).
[4]

Includes non-controlling interest portion of revenues, cost of sales and non-segment income (loss) for the year ended December 31, 2019, for Tanzania, $nil, $nil, $(17) million (2018: $nil, $1 million, $2 million) and Nevada Gold Mines, $nil, $6 million, $1 million (2018: $nil, $nil, $nil).

Geographic Information

	Non-current assets		Revenue[1]

	As at December 31, 2019	As at December 31, 2018	2019	2018

United States	$16,514	$6,857	$4,190	$3,025

Mali	4,662	—	1,007	—

Dominican Republic	4,303	3,468	1,409	1,334

Democratic Republic of Congo	3,218	—	—	—

Chile	2,158	2,679	—	—

Zambia	1,705	735	393	502

Argentina	1,571	1,723	386	366

Tanzania	1,009	1,059	671	664

Canada	490	368	305	226

Côte d’Ivoire	424	—	384	—

Saudi Arabia	368	408	—	—

Papua New Guinea	361	348	403	269

Peru	170	145	279	449

Australia	—	396	290	408

Unallocated	552	467	—	—

Total	$37,505	$18,653	$9,717	$7,243

[1]	Presented based on the location from which the product originated.

BARRICK YEAR-END 2019	134	NOTES TO FINANCIAL STATEMENTS

Capital Expenditures Information

	Segment Capital Expenditures[1]

	As at December 31, 2019	As at December 31, 2018

Carlin	$303	$195

Cortez	327	349

Turquoise Ridge	125	62

Pueblo Viejo	107	145

Loulo-Gounkoto	198	—

Kibali	43	—

Veladero	95	143

Porgera	50	62

North Mara	57	82

Other Mines	384	284

Reportable segment total	$1,689	$1,322

Other items not allocated to segments	110	121

Total	$1,799	$1,443

Share of equity investee	(43)	—

Total	$1,756	$1,443

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2019, cash expenditures were $1,701 million (2018: $1,400 million) and the increase in accrued expenditures was $55 million (2018: $43 million increase).

6 > REVENUE

For the years ended December 31	2019	2018

Gold sales[1]

Spot market sales	$9,084	$6,575

Concentrate sales	101	25

Provisional pricing adjustments	1	—

	$9,186	$6,600

Copper sales[1]

Copper concentrate sales	$371	$549

Provisional pricing adjustments	22	(37)

	$393	$512

Other sales[2]	$138	$131

Total	$9,717	$7,243

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges.
[2]	Revenues from the sale of by-products from our gold and copper mines including silver revenue of $97 million (2018: $121 million).

Principal Products

All of our gold mining operations produce gold in doré form, except Porgera and Phoenix, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana and Phoenix mines produce a concentrate that primarily contains copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2019 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price US$

As at December 31	2019	2018	2019	2018

Copper pounds	39	51	$11	$14

Gold ounces	15	—	2	—

At December 31, 2019, our provisionally priced copper sales subject to final settlement were recorded at average prices of $2.80/lb (2018: $2.71/lb). At December 31, 2019, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,524/oz. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

BARRICK YEAR-END 2019	135	NOTES TO FINANCIAL STATEMENTS

7 > COST OF SALES

	Gold		Copper		Other[4]		Total

For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018

Direct mining cost[1,2,3]	$4,274	$3,130	$224	$344	$6	$7	$4,504	$3,481

Depreciation	1,902	1,253	100	170	30	34	2,032	1,457

Royalty expense	308	196	34	39	—	—	342	235

Community relations	30	42	3	5	—	—	33	47

Total	$6,514	$4,621	$361	$558	$36	$41	$6,911	$5,220

[1]	Direct mining cost related to gold and copper includes charges to reduce the cost of inventory to net realizable value of $26 million (2018: $199 million). Refer to note 17.
[2]	Direct mining cost related to gold includes the costs of extracting by-products and export duties paid in Argentina.
[3]	Includes employee costs of $1,350 million (2018: $1,001 million).
[4]	Other includes realized hedge gains and losses and corporate amortization.

8 > EXPLORATION, EVALUATION AND PROJECT

EXPENSES

For the years ended December 31	2019	2018

Global exploration and evaluation[1]	$143	$121

Advanced project costs:

Pascua-Lama	49	77

Other	20	36

Corporate development[2]	51	60

Business improvement and innovation	10	44

Minesite exploration and evaluation[1]	69	45

Total exploration, evaluation and project expenses	$342	$383

[1]	Approximates the impact on operating cash flow.
[2]	2019 includes $44 million in transaction costs related to the Nevada Gold Mines, Acacia and Kalgoorlie transactions. 2018 includes $37 million in transaction costs related to the merger with Randgold.

9 > OTHER EXPENSE (INCOME)

For the years ended December 31	2019	2018

Other Expense:

Litigation[1]	26	68

Write-offs[2]	3	51

Bulyanhulu reduced operations program costs[3]	24	29

Bank charges	16	22

Insurance payment to Porgera JV	—	13

Acacia transaction costs[4]	18	—

Tanzania - other	11	11

Other	28	28

Total other expense	$126	$222

Other Income:

Gain on sale of long-lived assets[5]	($441)	($68)

Remeasurement of Turquoise Ridge to fair value[6]	(1,886)	—

Remeasurement of silver sale liability[7]	(628)	—

Lumwana customs duty and indirect taxes settlement[8]	(216)	—

Peru tax disputes settlement	(18)	—

Insurance proceeds related to Kalgoorlie	—	(24)

Interest Income	(20)	(22)

Other	(17)	(18)

Total other income	($3,226)	($132)

Total	($3,100)	$90

[1]	2018 primarily consists of Tanzania legal fees, and a settlement dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.
[2]	2018 primarily relates to a $43 million write-off of a Western Australia long-term stamp duty receivable.
[3]	Primarily relates to care and maintenance costs.
[4]	Incurred by Acacia Mining Plc.
[5]	2019 includes a gain of $408 million from the sale of Kalgoorlie (refer to note 4). 2018 includes a gain of $45 million from the sale of a royalty asset at Acacia.
[6]	Refer to note 4 for further details.
[7]	Refer to note 29 for further details.
[8]	Refer to note 3 for further details.

BARRICK YEAR-END 2019	136	NOTES TO FINANCIAL STATEMENTS

10 > IMPAIRMENT (REVERSALS) CHARGES

For the years ended December 31	2019	2018

Impairment charges (reversals) of long-lived assets[1]	($1,423)	$722

Impairment of intangibles[1]	—	24

Impairment of goodwill[1]	—	154

Total	($1,423)	$900

[1]	Refer to note 21 for further details.

11 > GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2019	2018

Corporate administration[1]	$185	$239

Operating segment administration	27	26

Total[2]	$212	$265

[1]	Includes $18 million (2018: $63 million) related to one-time severance payments.
[2]	Includes employee costs of $131 million (2018: $156 million).

12 > INCOME TAX EXPENSE

For the years ended December 31	2019	2018

Tax on profit

Current tax

Charge for the year	$685	$423

Adjustment in respect of prior years	25	45

	$710	$468

Deferred tax

Origination and reversal of temporary differences in the current year	$1,112	$821

Adjustment in respect of prior years	(39)	(91)

	$1,073	$730

Income tax expense	$1,783	$1,198

Tax expense related to continuing operations

Current

Canada	$5	$—

International	705	468

	$710	$468

Deferred

Canada	$—	$628

International	1,073	102

	$1,073	$730

Income tax expense	$1,783	$1,198

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2019	2018

At 26.5% statutory rate	$1,684	($63)

Increase (decrease) due to:

Allowances and special tax deductions[1]	(129)	(59)

Impact of foreign tax rates[2]	(264)	(4)

Expenses not tax deductible	78	74

Impairment charges not recognized in deferred tax assets	45	168

Goodwill impairment charges not tax deductible	—	54

Net currency translation losses on deferred tax balances	43	41

Tax impact from pass-through entities and equity accounted investments	(140)	(15)

Current year tax losses not recognized in deferred tax assets	8	100

Sale of 50% interest in Kalgoorlie	12	—

De-recognition of deferred tax assets	4	814

United States adjustment to one-time toll charge	—	(49)

Adjustments in respect of prior years	(13)	3

Increase to income tax related contingent liabilities	21	—

Impact of tax rate changes	(35)	—

Dominican Republic tax audit	—	42

United States withholding taxes	30	(107)

Other withholding taxes	24	14

Mining taxes	412	184

Other items	3	1

Income tax expense	$1,783	$1,198

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and accounts are prepared in local GAAP. The most significant balances are Argentine deferred tax liabilities. In 2019 and 2018, tax expense of $75 million and $41 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred tax expense (recovery). In 2019, deferred tax balances for legacy Randgold assets in Mali and Côte d’Ivoire required remeasurement at year end.

De-recognition of Deferred Tax Assets

In the fourth quarter of 2018, we recorded a deferred tax expense of $673 million related to de-recognition of the deferred tax asset in Canada, and a deferred tax expense of $141 million related to de-recognition of the deferred tax asset in Peru. The de-recognition of the deferred tax asset in Canada follows the merger with Randgold and management’s focus on growing the business globally, particularly on assets outside of Canada. This required us to reassess the level of repatriated earnings expected in Canada, and Canadian income thereon to support the deferred tax asset. The de-recognition of the deferred tax asset does not constrain our

BARRICK YEAR-END 2019	137	NOTES TO FINANCIAL STATEMENTS

ability to use Canadian carry forward tax losses against future income in Canada; however, we did not expect to be able to use these losses in the foreseeable future as a result of the change in strategy in the fourth quarter of 2018. The de-recognition of the deferred tax asset in Peru in the fourth quarter of 2018 follows management’s review of expected future earnings. The associated impairment of inventory at Lagunas Norte was also driven by the fourth quarter of 2018 change in our expected approach to financing future reclamation activities in Peru. Based on these reviews in Canada and Peru, it was determined that the realizability of these deferred tax assets was no longer probable.

United States Withholding Taxes

In the fourth quarter of 2018, primarily due to restructuring associated with the merger with Randgold, we concluded that going forward, we would reinvest our future undistributed earnings of our United States subsidiaries in the foreseeable future. As a result of our reassessment, we recorded a deferred tax recovery of $107 million.

In 2019, we reassessed our intentions on the current and future undistributed earnings of our United States subsidiaries due to the formation of Nevada Gold Mines. Based on the free cash flow that we expect Nevada Gold Mines to generate, together with other factors, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries. Therefore in the fourth quarter of 2019, we recognized an increase in our income tax provisions in the amount of $30 million, representing withholding tax on undistributed United States earnings.

Framework for former Acacia Mining Operations in Tanzania

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters.

Zambian Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provided that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns. The audit of these tax returns by the Zambian tax authority was completed in the fourth quarter of 2019 and we recorded a $50 million asset reflecting the final settlement of this matter. We also released historical accruals related to customs duty and indirect taxes resulting in a total of $216 million recognized in Other Income in 2019 (refer to note 9).

13 > EARNINGS (LOSS) PER SHARE

	2019		2018
For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted

Net (loss) income	$4,574	$4,574	($1,435)	($1,435)

Net income attributable to non-controlling interests	(605)	(605)	(110)	(110)

Net (loss) income attributable to the equity holders of Barrick Gold Corporation	$3,969	$3,969	($1,545)	($1,545)

Weighted average shares outstanding	1,758	1,758	1,167	1,167

Basic and diluted earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation	$2.26	$2.26	($1.32)	($1.32)

BARRICK YEAR-END 2019	138	NOTES TO FINANCIAL STATEMENTS

14 > FINANCE COSTS, NET

For the years ended December 31	2019	2018

Interest[1]	$435	$452

Amortization of debt issue costs	2	5

Amortization of discount (premium)	(1)	(1)

Interest on lease liabilities	6	—

Gain on interest rate hedges	(6)	(3)

Interest capitalized[2]	(14)	(9)

Accretion	75	87

Loss on debt extinguishment[3]	3	29

Finance income	(31)	(15)

Total	$469	$545

[1]	Interest in the consolidated statements of cash flow is presented on a cash basis. In 2019, cash interest paid was $333 million (2018: $350 million).
[2]	For the year ended December 31, 2019, the general capitalization rate was 6.30% (2018: 6.10%).
[3]	2018 loss arose from a make-whole repurchase of the outstanding principal on the 4.40% notes due 2021.

15 > CASH FLOW – OTHER ITEMS

Operating Cash Flows - Other Items

For the years ended December 31	2019	2018

Adjustments for non-cash income statement items:

Stock-based compensation expense	$71	$33

Income from investment in equity investees (note 16)	(165)	(46)

Increase (decrease) in estimate of rehabilitation costs at closed mines	5	(13)

Net inventory impairment charges (note 17)	26	199

Remeasurement of silver sale liability (note 29)	(628)	—

Lumwana customs duty and indirect taxes settlement (note 3)	(216)	—

Change in other assets and liabilities	(113)	(169)

Settlement of rehabilitation obligations	(93)	(66)

Other operating activities	($1,113)	($62)

Cash flow arising from changes in:

Accounts receivable	($118)	($9)

Inventory	9	(111)

Other current assets	(89)	(109)

Accounts payable	(108)	19

Other current liabilities	(51)	37

Change in working capital	($357)	($173)

Investing Cash Flows – Other Items

For the years ended December 31	2019	2018

Dividends received from equity method investments (note 16)	$125	$—

Shareholder loan repayments from equity method investments	92	—

Funding of equity method investments (note 16)	(2)	(5)

Other	(2)	—

Other investing activities	$213	$(5)

BARRICK YEAR-END 2019	139	NOTES TO FINANCIAL STATEMENTS

16 > INVESTMENTS

Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2018	$—	$206	$975	$32	$1,213

Equity pick-up (loss) from equity investees	—	39	14	(7)	46

Funds invested	—	—	—	5	5

Impairment charges	—	—	—	(30)	(30)

At December 31, 2018	$—	$245	$989	$—	$1,234

Acquisitions	3,195	—	—	58	3,253

Equity pick-up from equity investees	98	51	16	—	165

Funds invested	—	—	—	2	2

Dividends paid	(75)	—	(50)	—	(125)

Shareholder loan repayment	—	—	—	(2)	(2)

At December 31, 2019	$3,218	$296	$955	$58	$4,527

Summarized Equity Investee Financial Information

	Kibali		Jabal Sayid		Zaldívar

For the years ended December 31	2019	2018	2019	2018	2019	2018

Revenue	$1,123	$—	$315	$296	$685	$599

Cost of sales (excluding depreciation)	460	—	133	158	442	404

Depreciation	435	—	53	39	172	118

Finance expense	—	—	1	2	12	—

Other expense (income)	18	—	(2)	9	10	25

Income from continuing operations before tax	$210	$—	$130	$88	$49	$52

Income tax expense	(16)	—	(27)	(10)	(17)	(24)

Income from continuing operations after tax	$194	$—	$103	$78	$32	$28

Total comprehensive income	$194	$—	$103	$78	$32	$28

Summarized Balance Sheet

	Kibali		Jabal Sayid		Zaldívar

For the years ended December 31	2019	2018	2019	2018	2019	2018

Cash and equivalents	$453	$—	$43	$128	$139	$129

Other current assets[1]	338	—	67	68	632	602

Total current assets	$791	$—	$110	$196	$771	$731

Non-current assets	4,623	—	464	482	1,823	1,927

Total assets	$5,414	$—	$574	$678	$2,594	$2,658

Current financial liabilities (excluding trade, other payables & provisions)	$11	$—	$—	$48	$19	$18

Other current liabilities	35	—	63	41	99	85

Total current liabilities	$46	$—	$63	$89	$118	$103

Non-current financial liabilities (excluding trade, other payables & provisions)	44	—	150	331	11	12

Other non-current liabilities	648	—	14	14	536	546

Total non-current liabilities	$692	$—	$164	$345	$547	$558

Total liabilities	$738	$—	$227	$434	$665	$661

Net assets	$4,676	$—	$347	$244	$1,929	$1,997

[1]	Zaldívar other current assets include inventory of $543 million (2018: $533 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

BARRICK YEAR-END 2019	140	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Summarized Financial Information to Carrying Value

	Kibali	Jabal Sayid[1]	Zaldívar

Opening net assets	$—	$244	$1,997

Acquisition	4,632	—	—

Income for the period	194	103	32

Dividend	(150)	—	(100)

Closing net assets, December 31	$4,676	$347	$1,929

Barrick’s share of net assets	2,107	173	965

Equity earnings adjustment	—	—	(10)

Goodwill recognition	1,111	123	—

Carrying value	$3,218	$296	$955

[1]	A $75 million non-interest bearing shareholder loan due from the Jabal Sayid JV is presented as part of Other Assets (refer to note 22).

17 > INVENTORIES

	Gold		Copper

	As at December 31, 2019	As at December 31, 2018	As at December 31, 2019	As at December 31, 2018

Raw materials

Ore in stockpiles	$2,794	$2,106	$155	$151

Ore on leach pads	507	405	—	—

Mine operating supplies	617	496	52	66

Work in process	141	146	—	—

Finished products	220	176	103	2

	$4,279	$3,329	$310	$219

Non-current ore in stockpiles[1]	(2,300)	(1,696)	—	—

	$1,979	$1,633	$310	$219

[1]	Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges

For the years ended December 31	2019	2018

Pierina	$12	$4

Carlin	6	—

Cortez	4	—

Golden Sunlight	4	10

Lagunas Norte	—	166

Lumwana	—	18

Porgera	—	1

Inventory impairment charges[1]	$26	$199

[1]	Impairment charges in 2018 primarily relate to stockpiles at Lagunas Norte (refer to note 21).

BARRICK YEAR-END 2019	141	NOTES TO FINANCIAL STATEMENTS

Ore in Stockpiles	As at December 31, 2019	As at December 31, 2018

Gold

Carlin	$1,136	$841

Pueblo Viejo	649	603

Turquoise Ridge	258	13

Cortez	174	242

Loulo-Gounkoto	167	—

North Mara	136	70

Lagunas Norte	73	49

Veladero	52	39

Buzwagi	47	83

Phoenix	39	—

Porgera	33	37

Tongon	29	—

Kalgoorlie	—	125

Other	1	4

Copper

Lumwana	155	151

	$2,949	$2,257

Ore on Leach pads	As at December 31, 2019	As at December 31, 2018

Gold

Lagunas Norte	$148	$168

Veladero	123	138

Carlin	64	—

Cortez	50	81

Phoenix	44	—

Long Canyon	43	—

Turquoise Ridge	33	—

Pierina	2	18

	$507	$405

Purchase Commitments

At December 31, 2019, we had purchase obligations for supplies and consumables of approximately $1,681 million (2018: $1,972 million).

18 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at December 31, 2019	As at December 31, 2018

Accounts receivable

Amounts due from concentrate sales	$68	$76

Other receivables	295	172

	$363	$248

Other current assets

Derivative assets	$1	$2

Goods and services taxes recoverable[1]	302	182

Prepaid expenses	174	72

Other[2]	88	51

	$565	$307

[1]

Primarily includes VAT and fuel tax recoverables of $141 million in Mali, $61 million in Tanzania, $50 million in Zambia, $26 million in Argentina, and $10 million in the Dominican Republic (Dec. 31, 2018: $nil, $67 million, $60 million, $22 million, and $12 million, respectively).

[2]	2019 balance includes $50 million asset reflecting the final settlement of Zambian tax matters. Refer to note 3 for further details.

BARRICK YEAR-END 2019	142	NOTES TO FINANCIAL STATEMENTS

19 > PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total

At January 1, 2019

Net of accumulated depreciation	$3,600	$6,258	$2,968	$12,826

Additions[5,6]	298	3,458	1,371	5,127

Capitalized interest	—	—	14	14

Acquisitions[8]	3,473	2,270	1,660	7,403

Divestiture[9]	(127)	(106)	(27)	(260)

Disposals	(22)	—	—	(22)

Depreciation	(1,107)	(907)	—	(2,014)

Impairment reversals (charges)	990	742	(309)	1,423

Transfers[7]	648	573	(1,221)	—

Assets held for sale	—	—	(356)	(356)

At December 31, 2019	$7,753	$12,288	$4,100	$24,141

At December 31, 2019

Cost	$18,544	$27,268	$16,050	$61,862

Accumulated depreciation and impairments	(10,791)	(14,980)	(11,950)	(37,721)

Net carrying amount – December 31, 2019	$7,753	$12,288	$4,100	$24,141

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total

At January 1, 2018

Cost	$14,209	$20,938	$14,637	$49,784

Accumulated depreciation and impairments	(9,996)	(14,416)	(11,566)	(35,978)

Net carrying amount – January 1, 2018	$4,213	$6,522	$3,071	$13,806

Additions[6]	(21)	199	1,050	1,228

Capitalized interest	—	—	9	9

Disposals	(7)	—	—	(7)

Depreciation	(790)	(772)	—	(1,562)

Impairment reversals (charges)	(394)	(178)	(76)	(648)

Transfers[7]	599	487	(1,086)	—

At December 31, 2018	$3,600	$6,258	$2,968	$12,826

At December 31, 2018

Cost	$14,750	$21,624	$14,610	$50,984

Accumulated depreciation and impairments	(11,150)	(15,366)	(11,642)	(38,158)

Net carrying amount – December 31, 2018	$3,600	$6,258	$2,968	$12,826

[1]

Additions include $85 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019 (refer to note 2), as well as $49 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2019. Depreciation includes depreciation for leased right-of-use assets of $25 million for the year ended December 31, 2019. The net carrying amount of leased right-of-use assets was $75 million as at December 31, 2019.

[2]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[3]	Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
[4]

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[5]	Additions include $3,422 million of remeasurement gain related to the change in ownership of Turquoise Ridge acquired through the Nevada Joint Venture. Refer to note 4 for further details.
[6]	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
[7]	Primarily relates to long-lived assets that are transferred between categories within PP&E once they are placed into service.
[8]	Acquisitions include assets acquired as part of the Merger and the establishment of Nevada Gold Mines. Refer to note 4 for further details.
[9]	Relates to the sale of our 50% interest in Kalgoorlie. Refer to note 4 for further details.

BARRICK YEAR-END 2019	143	NOTES TO FINANCIAL STATEMENTS

a)    Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2019	Carrying amount at Dec. 31, 2018

Construction-in-progress[1]	$1,009	$786

Acquired mineral resources and exploration potential	1,504	124

Projects

Pascua-Lama	754	1,245

Norte Abierto	649	639

Donlin Gold	184	174

	$4,100	$2,968

[1]	Represents assets under construction at our operating minesites.

b) Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2019 was a $49 million decrease (2018: $85 million decrease).

c)    Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $383 million at December 31, 2019 (2018: $82 million) for construction activities at our sites and projects.

d)    Other Lease Disclosure

The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for the lease maturity analysis. Included in net income for 2019 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $56 million and $97 million, respectively.

20 > GOODWILL AND OTHER INTANGIBLE ASSETS

a) Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total

Opening balance January 1, 2018	$71	$9	$11	$164	$255

Amortization and impairment losses[5]	—	(1)	(3)	(24)	(28)

Closing balance December 31, 2018	$71	$8	$8	$140	$227

Additions	1	—	—	—	1

Amortization	—	(1)	(1)	—	(2)

Closing balance December 31, 2019	$72	$7	$7	$140	$226

Cost	$72	$17	$39	$298	$426

Accumulated amortization and impairment losses	—	(10)	(32)	(158)	(200)

Net carrying amount December 31, 2019	$72	$7	$7	$140	$226

[1]	Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

[5]	Exploration potential impairment losses in 2018 relate to the Nyanzaga project in Tanzania.

BARRICK YEAR-END 2019	144	NOTES TO FINANCIAL STATEMENTS

b) Goodwill

	Closing balance December 31, 2018	Additions	Disposals	Closing balance December 31, 2019

Carlin	$—	$1,294	$—	$1,294

Cortez	514	210	—	724

Turquoise Ridge	528	194	—	722

Phoenix	—	119	—	119

Goldrush	—	175	—	175

Hemlo	63	—	—	63

Kalgoorlie	71	—	(71)	—

Loulo-Gounkoto	—	1,672	—	1,672

Total	$1,176	$3,664	($71)	$4,769

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211

Accumulated impairment losses December 31, 2019	(7,442)

Net carrying amount December 31, 2019	$4,769

21 > IMPAIRMENT AND REVERSAL OF NON-CURRENT ASSETS

Summary of impairments (reversals)

For the year ended December 31, 2019, we recorded net impairment reversals of $1,423 million (2018: impairment losses of $746 million) for non-current assets and impairment charges of $nil (2018: $154 million) for goodwill, as summarized in the following table:

For the years ended December 31	2019	2018

Lumwana	($947)	$—

Pueblo Viejo	(865)	—

Pascua-Lama	296	(7)

Cortez	57	9

Lagunas Norte	12	405

Golden Sunlight	9	—

Veladero	3	246

Carlin	2	5

Equity method investments	—	30

Acacia exploration sites	—	24

Other	10	34

Total impairment (reversals) losses of long-lived assets	($1,423)	$746

Veladero goodwill	—	154

Total goodwill impairment losses	$—	$154

Total impairment (reversals) losses	($1,423)	$900

2019 Indicators of Impairment/Reversal

Fourth Quarter 2019

In the fourth quarter of 2019, as per our policy, we performed our annual goodwill impairment test and identified no impairments. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Pascua-Lama and an indicator of impairment reversal at Pueblo Viejo.

Pascua-Lama

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. It is our intention to update our geological understanding of the orebody and this process is expected to take a number of years to complete. We determined that this was an indicator of impairment and concluded that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $296 million, based on a FVLCD of $398 million.

In a related matter, we have updated the Wheaton silver sale obligation due to the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama. Refer to note 29 for further details.

Pueblo Viejo

The progression of our engineering and evaluation work on the process plant expansion and additional tailings facility at Pueblo Viejo represented an impairment reversal trigger in the fourth quarter. In conjunction with the increase in the long-term gold price assumption, this has resulted in an improvement in the life of mine cash flows for the mine site. We have also included an additional risk premium of 2% in the calculation of FVLCD given the expansion project has not been fully permitted nor approved for investment. Upon review of these changes and associated sensitivities, we concluded that the mine’s FVLCD exceeded its carrying value and we recorded a non-current asset impairment reversal of $865 million, which represents a full reversal of the non-current asset impairment recorded in 2015.

Third Quarter 2019

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper

BARRICK YEAR-END 2019	145	NOTES TO FINANCIAL STATEMENTS

concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which was effective January 1, 2019, with the exception of the changes to the non-refundable sales tax. In August 2019, the Zambian government alleviated this fiscal uncertainty by withdrawing the legislative Bill relating to the non-refundable sales tax and introduced a new Bill in September 2019 which contains measures to limit the claiming of VAT on certain items used by Lumwana.

In addition to these external impacts, we have updated our LOM plan for Lumwana based on the significant reductions achieved in 2019 in unit mining costs and improvements in plant availability. This reduction in the cost base has allowed us to lower the cut-off grade which is expected to deliver a 5-year increase in the mine life of Lumwana. Finally, during the third quarter of 2019, we also updated our long-term copper price assumption to $3.00 per pound (previously $2.85 per pound). As a result of these indicators of impairment reversal, an assessment was undertaken and a partial non-current asset impairment reversal of $947 million was recognized in the third quarter of 2019, as we identified that Lumwana’s fair value less costs of disposal (“FVLCD”) of $1.4 billion exceeded its carrying value. The key assumptions and estimates used in determining the FVLCD are long-term copper prices of $3.00 per pound and a weighted average cost of capital (“WACC”) of 10.4%.

Nevada Gold Mines

On July 1, 2019 we formed Nevada Gold Mines, a joint venture combining the respective mining operations, assets, reserves and talent from Barrick and Newmont in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Through the purchase price allocation exercise, we identified various assets with fair values less than their carrying values. Although IFRS did not require us to remeasure the net assets of Goldstrike, Cortez and Goldrush to fair value, we identified indicators of impairment for certain land holdings and specific Cortez Hills Open Pit infrastructure assets and an impairment of $60 million was recorded in the third quarter of 2019. Refer to note 4 for further information.

Second Quarter 2019

Acacia

On May 21, 2019, Barrick met with the Directors and senior management of Acacia and presented a proposal to acquire all of the shares it did not already own in Acacia through a share for share exchange of 0.153 Barrick shares for each ordinary share of Acacia. The exchange ratio was based on the 20-day volume weighted average trading prices of Acacia and Barrick as at market close in London and New York on May 20, 2019 and implied a value for 100% of Acacia of $787 million.

On July 19, 2019, we announced that the Boards of Barrick and Acacia reached an agreement on the terms of a recommended offer by Barrick for the 36.1% of Acacia that we did not own at that time. Under the terms of the agreement, the minority shareholders would exchange each Acacia share for 0.168 Barrick shares and would also be entitled to special dividends under certain conditions. The offer received shareholder approval in the third quarter of 2019 and the transaction closed on September 17, 2019.

During the second quarter of 2019, Acacia updated its life of mine plans and subsequent to that, the Barrick technical team had an opportunity to conduct detailed due diligence on the updated life of mine plans for the Acacia assets and risk adjust the value of the assets. The value implied by Barrick’s adjusted life of mine plans was deemed to be an indicator of impairment in the second quarter of 2019.

An impairment assessment was undertaken in the second quarter and Barrick assessed the carrying value of the individual cash generating units within Acacia (Bulyanhulu, North Mara and Buzwagi) and determined that the carrying amounts were recoverable. Therefore, no impairment was recognized.

The key assumptions and estimates used in determining the fair value less cost to dispose are short-term and long-term gold prices of $1,250 per ounce, NAV multiples of 1.0-1.1 and a WACC of 6.5%-6.9%. Other assumptions include a 50% economic share of future economic benefits generated by the mines for the GoT, which includes taxes, royalties, tolls and 16% free carry interest in the mines. Management assumed the resumption of concentrate sales and exports commencing in Q3 2019 and the resumption of production from underground mining at Bulyanhulu in 2020. The WACC applied was lower than the 2018 and 2017 impairment tests for the Acacia CGUs, based on lower risk levels given the state of Barrick’s negotiations with the GoT at that time and the expectation that an agreement would be signed once the recommended offer to purchase the minority shareholdings of Acacia as described above had closed, and because the economic sharing of benefits had been modeled into the cash flows.

2018 Indicators of Impairment/Reversal

Third and Fourth Quarter 2018

In the fourth quarter of 2018, as per our policy, we performed our annual goodwill impairment test and identified an impairment at our Veladero mine. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Acacia and at our Lagunas Norte and Lumwana mines and no indicators of impairment reversal.

Veladero

In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. Based on our initial analysis performed in the third quarter of 2018, the re-establishment of the customs duties was not expected to have a significant adverse effect on the long-term fair value of the mine and the Company was engaged in ongoing discussions with the federal government to clarify the impact of the export duty on Veladero’s operations given the existing tax stability agreement    As such, no indicator of impairment was identified in the third quarter of 2018.

Upon the finalization of Veladero’s updated LOM plan in the fourth quarter of 2018, we observed a decrease in the mine’s

BARRICK YEAR-END 2019	146	NOTES TO FINANCIAL STATEMENTS

cash flows reflecting a higher cost structure related to increasing government imposts (including new conditions associated with the heap leach permits that require the contribution of 1.5% of the mine’s revenues towards a trust commencing when Phase 6 of the leach pad begins production and the re-establishment of the export duties for all exports from Argentina effective September 2018), country risk and increasing energy costs. Upon performing our goodwill impairment test in the fourth quarter of 2018, we identified that the mine’s carrying value exceeded its FVLCD and we recorded a goodwill impairment of $154 million and a non-current asset impairment of $246 million, based upon a FVLCD of $674 million.

Lagunas Norte

In the third quarter of 2018, we updated a feasibility study for proposed projects relating to the processing of carbonaceous materials (“CMOP”) and the treatment of refractory sulfide ore (“PMR”) at Lagunas Norte in Peru. Based upon the findings of the feasibility study, it was determined not to proceed with the PMR project at that time. As a result, an impairment assessment was undertaken and a non-current asset impairment of $405 million was recognized in the third quarter of 2018, as we identified that Lagunas Norte’s carrying value exceeded its FVLCD of $150 million. The key assumptions and estimates used in determining the FVLCD are short-term and long-term gold prices of $1,200 per ounce, NAV multiple of 1.1-1.2 and a weighted average cost of capital (“WACC”) of 3.8%.

In the fourth quarter of 2018, we determined that the proposed project relating to CMOP at Lagunas Norte in Peru was not feasible in its current form and that more detailed studies and analysis are required before proceeding with the project. As such, a decision was made to not proceed with the CMOP project at this time and an inventory impairment of $166 million was recorded at December 31, 2018 to reduce the carrying value of the CMOP ounces in inventory to nil. The decision to not proceed with the CMOP project was considered an indicator of impairment at December 31, 2018 and an impairment assessment was performed using the fourth quarter 2018 gold price assumption of $1,250 per ounce. No further impairment was identified for the CGU as the carrying value of the mine subsequent to the inventory impairment was nil and no impairment reversal was identified as the mine’s FVLCD was negative.

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The new mining tax regime had a proposed effective date of January 1, 2019; however, discussions were ongoing with the Zambian government in an effort to mitigate some of the impact prior to the proposed changes being enacted. However, based upon our initial analysis, it was our expectation that Lumwana would remain cash flow positive at current copper prices even if a positive outcome was not reached through the discussions with the government. Given the uncertainty over the final outcome of the tax changes and the need to assess the full impact to the life of mine plan once those tax changes were finalized, no indicator of impairment was identified in the third quarter of 2018.

In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which were expected to be effective January 1, 2019, with the exception of the changes to the non-refundable sales tax, which were expected to be finalized in the first quarter of 2019 and become effective April 1, 2019. The finalization of the changes to the mining tax regime was considered an indicator of impairment in the fourth quarter of 2018 and as such an impairment assessment was performed for Lumwana. Although the increase in the royalty rates negatively impacted the cash flows of the mine, this impact was largely offset by improvements in Lumwana’s cost structure arising primarily from the re-negotiation of contracts with suppliers under more favorable terms. As a result, no impairment was identified as the FVLCD exceeded the carrying value. We determined we would reassess the impact of the non-refundable sales tax on the mine’s cash flows once the outcome was finalized.

Acacia

In the fourth quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution of the dispute between Acacia and the GoT, the revised Bulyanhulu business model, the updated geological models at North Mara and Bulyanhulu as well as the decline in Acacia’s market capitalization below its carrying value throughout 2018. As a result, an impairment assessment was undertaken in the fourth quarter, with no impairment loss identified.

The assessment assumed the resumption of concentrate sales and of operations at Bulyanhulu will occur in the first quarter of 2020 and in late 2020, respectively, which is a further six month delay from the assumptions used in the impairment assessment carried out in the second quarter of 2018. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM, and that VAT refunds will recommence and historic carried forward tax losses will continue to be available to offset against future taxable profits from January 1, 2020.

Second Quarter 2018

Acacia

In the second quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution between Barrick and the GoT as well as the sustained decline in Acacia’s market capitalization below its carrying value over the first half of 2018. As a result, an impairment assessment was undertaken in the second quarter, with no impairment loss identified.

The assessment assumed that the resumption of concentrate sales and of operations at Bulyanhulu will occur in the second quarter of 2019 and in late 2019, respectively. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM.

The key assumptions and estimates used in determining the FVLCD are short– and long-term gold prices of $1,200 per ounce and a WACC of 11%, consistent with the rate used for the impairment assessment completed at December 31, 2017 in the calculation of FVLCD. FVLCD is most sensitive to

BARRICK YEAR-END 2019	147	NOTES TO FINANCIAL STATEMENTS

changes in these key assumptions and to the timing of resolution of the export ban; therefore, a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce and an increase in the WACC of 1%, and a further six-month delay in the resolution of the export ban. A $100 per ounce decrease in the long-term gold price would result in the recognition of a non-current asset impairment at Bulyanhulu of $98 million, net of tax. A 1% increase in the WACC and a further delay of six months in the resolution of the export ban would not result in the recognition of an impairment. However, should a negotiated resolution not eventuate, the recoverable value of Bulyanhulu may be further impacted, resulting in a review at such time.

Subsequent to the second quarter close, OreCorp, which is Acacia’s joint venture partner in the Nyanzaga project in Tanzania, executed its option under the earn-in agreement to increase its ownership in the project to 51% through a $3 million payment to Acacia. Furthermore, Acacia signed a conditional agreement to sell its remaining 49% interest in the project to OreCorp for $7 million and a net smelter royalty capped at $15 million based on future production. As a result of the agreement, and Acacia’s commitment to a sale, Acacia expects to recover the value of the asset through sale and not value in use and as such has valued the asset at FVLCD of $10 million, resulting in the recognition of an impairment loss of $24 million in the second quarter of 2018.

Kabanga

In January 2018, new mining regulations relating to mineral rights were issued in Tanzania. These regulations canceled all retention licenses and declared that they no longer have legal effect and any previous holder, along with any third party, of a retention license would need to apply for a new prospecting or mining license for that area. Our 50% interest in the Kabanga project (a joint venture between Barrick and Glencore) was affected by these changes. While we have now submitted our application for a prospecting license, the operating environment for mining projects in Tanzania remains challenging and we have determined that our carrying amount for the project is not recoverable under the current circumstances. As such, we considered this an indicator of impairment, resulting in the recognition of a $30 million impairment in the second quarter of 2018, which is equal to the full carrying value of our equity method investment in the Kabanga JV.

Key Assumptions

The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Pascua-Lama

The FVLCD for Pascua-Lama was determined by considering observable market values for comparable assets expressed as dollar per ounce of measured and indicated resources (level 3 of the fair value hierarchy). In the absence of a LOM plan for Pascua-Lama, we used the market approach. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country.

Assumptions

Our gold price assumption used in our fourth quarter 2019 impairment testing is $1,300 per ounce. Our gold price assumption used in our 2018 impairment testing was $1,250 per ounce. The increase in the gold price assumption from 2018 was not considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2019	2018

Copper price per lb (long-term)	$3.00	$2.85

WACC - gold (range)	3%-7%	4%-11%

WACC - gold (avg)	4%	7%

WACC - copper	n/a	10%

NAV multiple - gold (avg)	1.2	1.05

LOM years - gold (avg)	19	15

Value per ounce of gold	$20 - $30	n/a

Value per ounce of silver	$0.28 - $0.42	n/a

Sensitivities

Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would be affected by these changes and also be impacted by other market factors such as changes in net asset value

BARRICK YEAR-END 2019	148	NOTES TO FINANCIAL STATEMENTS

multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which have had an impairment or impairment reversal in recent years. We flexed the gold and copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions or a +/- $0.25 per pound change in copper price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold or copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold or copper prices and WACC. If the gold price per ounce was decreased by $100, a goodwill impairment of $529 million would be recognized for Loulo-Gounkoto and the fourth quarter 2019 impairment reversal at Pueblo Viejo would not be recognized. If the gold price was increased by $100 or the WACC was decreased by 1%, a full reversal of the $246 million non-current asset impairment at Veladero would be recognized. If the copper price per pound was decreased by $0.25, the non-current asset impairment reversal recognized for Lumwana in the third quarter of 2019 would have been lower by $390 million, with a similar increase in the copper price per pound resulting in an increase in the impairment reversal by $390 million.

In addition, for our Pascua-Lama project, we have determined our valuation based on a market approach. The key assumption that impacts the impairment calculations is the value per ounce of gold and per ounce of silver based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold and silver value per ounce, while holding all other assumptions constant, and based on the results of the impairment testing performed in fourth quarter of 2019 for Pascua-Lama, the fair value of the CGU would have been reduced by approximately $40 million. We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Pascua-Lama, this value decrease is linear to the decrease in value per ounce.

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2019	Carrying Value

Loulo-Gounkoto	$4,198

Lumwana	1,307

Veladero	692

Bulyanhulu	579

Pascua-Lama[1]	153

1 The carrying value of Pascua-Lama is presented net of the Wheaton streaming liability of $253 million (refer to note 29).

BARRICK YEAR-END 2019	149	NOTES TO FINANCIAL STATEMENTS

22 > OTHER ASSETS

	As at December 31, 2019	As at December 31, 2018

Goods and services taxes recoverable[1]	$253	$271

Other investments	258	209

Notes receivable[2]	202	285

Norte Abierto JV partner receivable	134	143

Restricted cash[3]	162	121

Carlin prepaid royalty	115	—

Prepayments	30	37

Derivative assets	—	1

Other	153	168

	$1,307	$1,235

[1]	Includes VAT and fuel tax receivables of $70 million in Argentina, $128 million in Tanzania and $53 million in Chile (Dec. 31, 2018: $110 million, $111 million and $50 million, respectively).
[2]

Primarily represents the interest bearing promissory note due from NovaGold and the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.

[3]

Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

23 > ACCOUNTS PAYABLE

	As at December 31, 2019	As at December 31, 2018

Accounts payable	$715	$744

Accruals	440	357

	$1,155	$1,101

24 > OTHER CURRENT LIABILITIES

	As at December 31, 2019	As at December 31, 2018

Provision for environmental rehabilitation (note 27b)	$156	$111

Deposit on Pascua-Lama silver sale agreement[1]	253	—

Deposit on Pueblo Viejo gold and silver streaming agreement	75	83

Share-based payments (note 34b)	48	30

Derivative liabilities	—	3

Other	90	94

	$622	$321

[1]	Reclassified from other non-current liabilities. Refer to note 29.

25 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2019	As at December 31, 2018

Cash deposits	$2,571	$842

Term deposits	728	477

Money market investments	15	252

	$3,314	$1,571

Of total cash and cash equivalents as of December 31, 2019, $nil (2018: $383 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2019	150	NOTES TO FINANCIAL STATEMENTS

b) Debt and Interest1

	Closing balance December 31, 2018	Proceeds	Repayments	Amortization and other	[2]	Closing balance December 31, 2019

5.7% notes[3,9]	$842	$—	$—	$—		$842

3.85%/5.25% notes	1,079	—	—	—		1,079

5.80% notes[4,9]	395	—	—	—		395

6.35% notes[5,9]	594	—	—	—		594

Other fixed rate notes[6,9]	1,326	—	(248)	2		1,080

Leases[7]	19	—	(28)	105		96

Other debt obligations	598	—	(4)	—		594

5.75% notes[8,9]	842	—	—	—		842

Acacia credit facility[10]	43	—	(29)	—		14

	$5,738	$—	($309)	$107		$5,536

Less: current portion[11]	(43)	—	—	—		(375)

	$5,695	$—	($309)	$107		$5,161

	Closing balance December 31, 2017	Proceeds	Repayments	Amortization and other	[2]	Closing balance December 31, 2018

4.4%/5.7% notes[3,9]	$1,468	$—	($629)	$3		$842

3.85%/5.25% notes	1,079	—	—	—		1,079

5.80% notes[4,9]	395	—	—	—		395

6.35% notes[5,9]	593	—	—	1		594

Other fixed rate notes[6,9]	1,326	—	—	—		1,326

Leases[7]	46	—	(27)	—		19

Other debt obligations	603	—	(3)	(2)		598

5.75% notes[8,9]	842	—	—	—		842

Acacia credit facility[10]	71	—	(28)	—		43

	$6,423	$—	($687)	$2		$5,738

Less: current portion[11]	(59)	—	—	—		(43)

	$6,364	$—	($687)	$2		$5,695

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases (decreases) in capital leases.
[3]	Consists of $850 million (2018: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
[4]	Consists of $400 million (2018: $400 million) of 5.80% notes which mature in 2034.
[5]	Consists of $600 million (2018: $600 million) of 6.35% notes which mature in 2036.
[6]

Consists of $1.1 billion (2018: $1.3 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $nil (2018: $248 million) of BPDAF notes due 2020, $250 million (2018: $250 million) of BNAF notes due 2038 and $850 million (2018: $850 million) of BPDAF notes due 2039.

[7]

Consists primarily of leases at Nevada Gold Mines, $32 million, Loulo-Gounkoto, $32 million, Lumwana, $10 million, Pascua-Lama, $6 million and Porgera, $5 million (2018: $nil, $nil, $3 million, $9 million and $nil, respectively).

[8]	Consists of $850 million (2018: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
[9]

We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]	Consists of an export credit backed term loan facility.
[11]

The current portion of long-term debt consists of our 3.85% notes ($336 million; 2018: $nil), leases ($25 million; 2018: $11 million) and Acacia credit facility ($14 million; 2018: $28 million), and other debt obligations ($nil; 2018: $4 million).

BARRICK YEAR-END 2019	151	NOTES TO FINANCIAL STATEMENTS

4.4%/5.7% Notes

In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities consisting of $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2016, $721 million of the $1.35 billion of the 4.4% notes was repaid. During 2018, the remaining $629 million of the 4.4% notes was repaid.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid. On January 31, 2020, the remaining $337 million of the 3.85% notes was repaid.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95% and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid. During 2019, the remaining $248 million of the 4.95% notes was repaid.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving credit facility at that time. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility

In November 2019, we amended and restated the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.25% on drawn amounts, and a commitment rate of 0.15% on undrawn amounts and includes terms to replace LIBOR with a suitable replacement as that issue develops. As part of the amendment and restatement, the termination date of the Credit Facility was extended from January 2024 to January 2025. The Credit Facility is undrawn as at December 31, 2019.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the CIL circuit at the process plant at the Bulyanhulu Project. The Facility has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid. During 2017, $28 million was repaid. During 2018, $28 million was repaid. During 2019, $29 million was repaid. In January 2020, the final installment of $14 million was paid.

BARRICK YEAR-END 2019	152	NOTES TO FINANCIAL STATEMENTS

Interest

	2019		2018

For the years ended December 31	Interest cost	Effective rate [1]	Interest cost	Effective rate [1]

4.4%/5.7% notes	$49	5.74%	$63	5.25%

3.85%/5.25% notes	53	4.87%	53	4.87%

5.80% notes	23	5.87%	23	5.85%

6.35% notes	38	6.41%	39	6.41%

Other fixed rate notes	77	6.33%	83	6.16%

Leases	6	7.14%	2	6.18%

Other debt obligations	34	6.17%	38	6.55%

5.75% notes	49	5.79%	49	5.79%

Acacia credit facility	3	3.36%	5	3.59%

Deposits on Pascua-Lama silver sale agreement (note 29)	70	8.75%	65	8.25%

Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	34	6.79%	33	6.41%

	$436		$453

Less: interest capitalized	(14)		(9)

	$422		$444

[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

Scheduled Debt Repayments1

	Issuer	Maturity Year	2020	2021	2022	2023	2024	2025 and thereafter	Total

7.31% notes[2]	BGC	2021	$—	$7	$—	$—	$—	$—	$7

3.85% notes	BGC	2022	—	—	337	—	—	—	337

7.73% notes[2]	BGC	2025	—	—	—	—	—	7	7

7.70% notes[2]	BGC	2025	—	—	—	—	—	5	5

7.37% notes[2]	BGC	2026	—	—	—	—	—	32	32

8.05% notes[2]	BGC	2026	—	—	—	—	—	15	15

6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200

5.80% notes	BGC	2034	—	—	—	—	—	200	200

5.80% notes	BGFC	2034	—	—	—	—	—	200	200

6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300

6.35% notes	BHMC	2036	—	—	—	—	—	600	600

7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250

5.95% notes[3]	BPDAF	2039	—	—	—	—	—	850	850

5.70% notes	BNAF	2041	—	—	—	—	—	850	850

5.25% notes	BGC	2042	—	—	—	—	—	750	750

5.75% notes	BNAF	2043	—	—	—	—	—	850	850

Other debt obligations[2]			—	—	—	—	—	—	—

Acacia credit facility			14	—	—	—	—	—	14

			$14	$7	$337	$—	$—	$5,109	$5,467

Minimum annual payments under leases			$25	$15	$12	$8	$5	$32	$97

[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
[2]	Included in Other debt obligations in the Long-Term Debt table.
[3]	Included in Other fixed rate notes in the Long-Term Debt table.

BARRICK YEAR-END 2019	153	NOTES TO FINANCIAL STATEMENTS

c)    Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

● Revenue	● Prices of gold, silver and copper

● Cost of sales

o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity

o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, ZAR, XOF, and ZMW

● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, XOF, ZAR, and ZMW

● Capital expenditures

o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, and ZAR

o Consumption of steel	o Price of steel

● Interest earned on cash and equivalents	● US dollar interest rates

● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.

During 2019, we did not enter into any US dollar interest rate contracts, currency contracts, commodity contracts, or metals contracts. We had no contracts outstanding at December 31, 2019.

26 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK YEAR-END 2019	154	NOTES TO FINANCIAL STATEMENTS

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements

At December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value

Cash and equivalents	$3,314	$—	$—	$3,314

Other investments	258	—	—	258

Derivatives	—	1	—	1

Receivables from provisional copper and gold sales	—	68	—	68

	$3,572	$69	$—	$3,641

Fair Value Measurements

At December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value

Cash and equivalents	$1,571	$—	$—	$1,571

Other investments	209	—	—	209

Derivatives	—	—	—	—

Receivables from provisional copper and gold sales	—	76	—	76

	$1,780	$76	$—	$1,856

b)    Fair Values of Financial Assets and Liabilities

	At December 31, 2019		At December 31, 2018

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$612	$612	$559	$559

Other investments[2]	258	258	209	209

Derivative assets	1	1	3	3

	$871	$871	$771	$771

Financial liabilities

Debt[3]	$5,536	$6,854	$5,738	$6,183

Derivative liabilities	—	—	3	3

Other liabilities	209	209	297	297

	$5,745	$7,063	$6,038	$6,483

[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2019	155	NOTES TO FINANCIAL STATEMENTS

c)    Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Property, plant and equipment[1]	—	—	130	130

1        Property, plant and equipment were written down by $389 million, which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap (“CDS”) spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and credit default swap rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

BARRICK YEAR-END 2019	156	NOTES TO FINANCIAL STATEMENTS

27 > PROVISIONS

a) Provisions

	As at December 31, 2019	As at December 31, 2018

Environmental rehabilitation (“PER”)	$2,922	$2,726

Post-retirement benefits	43	42

Share-based payments	26	26

Other employee benefits	19	22

Other	104	88

	$3,114	$2,904

b) Environmental Rehabilitation

	2019	2018

At January 1	$2,837	$3,096

PERs acquired (divested) during the year	425	—

Closed Sites

Impact of revisions to expected cash flows recorded in earnings	(75)	(30)

Settlements

Cash payments	(72)	(48)

Settlement gains	(3)	(2)

Accretion	18	13

Operating Sites

PER revisions in the year	(87)	(247)

Settlements

Cash payments	(21)	(18)

Settlement gains	(1)	(1)

Accretion	57	74

At December 31	$3,078	$2,837

Current portion (note 24)	(156)	(111)

	$2,922	$2,726

The eventual settlement of substantially all PERs estimated is expected to take place between 2020 and 2059.

The total PER has decreased in the fourth quarter of 2019 by $511 million primarily due to changes in cost estimates at our Pascua-Lama, Carlin, Golden Sunlight and Cortez properties, combined with the divestment of Kalgoorlie. For the year ended December 31, 2019, our PER balance increased by $241 million primarily due to the contribution of Newmont’s assets to Nevada Gold Mines on July 1, 2019, the acquisition of Randgold on January 1, 2019, and a decrease in the discount rate. These were partially offset by changes in cost estimates primarily at our Pascua-Lama, Pierina, Golden Sunlight, Lagunas Norte and Pueblo Viejo properties, combined with the divestment of Kalgoorlie. A 1% increase in the discount rate would result in a decrease in PER by $357 million and a 1% decrease in the discount rate would result in an increase in PER by $207 million, while holding the other assumptions constant.

28 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a.	Market risk, including commodity price risk, foreign currency and interest rate risk;
b.	Credit risk;
c.	Liquidity risk; and
d.	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during the year and do not have any positions outstanding at December 31, 2019. Our gold and copper production is subject to market prices.

Fuel

On average we consume 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

BARRICK YEAR-END 2019	157	NOTES TO FINANCIAL STATEMENTS

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentine peso, Dominican Republic peso, West African CFA franc, and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($3.3 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2019).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2019 is approximately $18 million (2018: $16 million).

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada, Chile, Australia and Peru. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at December 31, 2019	As at December 31, 2018

Cash and equivalents	$3,314	$1,571

Accounts receivable	363	248

Net derivative assets by counterparty	—	2

	$3,677	$1,821

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2019, our total debt was $5.5 billion (debt net of cash and equivalents was $2.2 billion) compared to total debt as at December 31, 2018 of $5.7 billion (debt net of cash and equivalents was $4.2 billion).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa2 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2019) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.07:1 as at December 31, 2019).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2019	158	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2019

(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$3,314	$—	$—	$—	$3,314

Accounts receivable	363	—	—	—	363

Derivative assets	—	—	—	—	—

Trade and other payables	1,155	—	—	—	1,155

Debt	39	371	13	5,141	5,564

Derivative liabilities	—	—	—	—	—

Other liabilities	55	52	9	93	209

As at December 31, 2018

(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$1,571	$—	$—	$—	$1,571

Accounts receivable	248	—	—	—	248

Derivative assets	2	1	—	—	3

Trade and other payables	1,101	—	—	—	1,101

Debt	43	275	339	5,110	5,767

Derivative liabilities	3	—	—	—	3

Other liabilities	59	80	21	137	297

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 > OTHER NON-CURRENT LIABILITIES

	As at December 31, 2019	As at December 31, 2018

Deposit on Pascua-Lama silver sale agreement[1,2]	$—	$811

Deposit on Pueblo Viejo gold and silver streaming agreement[1]	425	426

Long-term income tax payable	241	270

Derivative liabilities	—	—

Provision for offsite remediation	52	57

Other	105	179

	$823	$1,743

[1]

Revenues of $43 million were recognized in 2019 (2018: $76 million) through the draw-down of our streaming liabilities relating to contracts in place at Pueblo Viejo in 2019 and Pueblo Viejo and Pascua-Lama in 2018.

[2]	Reclassified to other current liabilities. Refer to note 24.

Silver Sale Agreement

Our silver sale agreement with Wheaton requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. As a result, the deferred revenue liability was derecognized, and a current liability was recognized for the cash liability payable to Wheaton of $253 million. This adjustment resulted in $628 million recorded in Other Income (refer to note 9) and recognizes the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama.

Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the

BARRICK YEAR-END 2019	159	NOTES TO FINANCIAL STATEMENTS

ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

•	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.
•

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

30 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.

Current income taxes of $33 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $16,470 million as at December 31, 2019.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2019	As at December 31, 2018

Deferred tax assets

Tax loss carry forwards	$511	$537

Alternative minimum tax (“AMT”) and other tax credits	28	37

Environmental rehabilitation	329	292

Post-retirement benefit obligations and other employee benefits	24	27

Accrued interest payable	—	1

Other working capital	75	32

Other	11	12

	$978	$938

Deferred tax liabilities

Property, plant and equipment	(3,263)	(1,412)

Inventory	(545)	(503)

Accrued interest payable	(26)	—

	($2,856)	($977)

Classification:

Non-current assets	$235	$259

Non-current liabilities	(3,091)	(1,236)

	($2,856)	($977)

The deferred tax asset of $235 million includes $218 million expected to be realized in more than one year. The deferred tax liability of $3,091 million is expected to be realized in more than one year.

Expiry Dates of Tax Losses

	2020	2021	2022	2023	2024+	No expiry date	Total

Non-capital tax losses[1]

Argentina	$—	$50	$—	$—	$—	$—	$50

Barbados	—	—	—	440	1,252	—	1,692

Canada	—	—	—	—	2,371	—	2,371

Chile	—	—	—	—	—	992	992

Tanzania	—	—	—	—	—	1,566	1,566

Zambia	12	259	—	—	—	—	271

Other	—	—	—	—	—	694	694

	$12	$309	$—	$440	$3,623	$3,252	$7,636
[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2019.

The non-capital tax losses include $6,037 million of losses which are not recognized in deferred tax assets. Of these, $128 million expire in 2021, $440 million expire in 2023, $3,623 million expire in 2024 or later, and $1,846 million have no expiry date.

BARRICK YEAR-END 2019	160	NOTES TO FINANCIAL STATEMENTS

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred tax asset totaling $53 million (December 31, 2018: $83 million) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset. In the fourth quarter of 2018, the deferred tax assets in Canada and Peru were derecognized. Refer to note 12 for further details.

Deferred Tax Assets Not Recognized

	As at December 31, 2019	As at December 31, 2018

Argentina	$103	$174

Australia	15	154

Barbados	17	40

Canada	1,097	1,087

Chile	1,074	1,028

Côte d’Ivoire	5	—

Dominican Republic	—	—

Mali	8	—

Peru	329	310

Saudi Arabia	70	70

Tanzania	156	156

United States	1	—

Zambia	—	24

	$2,875	$3,043

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $1,058 million (2018: $1,134 million), capital loss carry forwards with no expiry date of $331 million (2018: $447 million), and other deductible temporary differences with no expiry date of $1,486 million (2018: $1,462 million).

Source of Changes in Deferred Tax Balances

For the years ended December 31	2019	2018

Temporary differences

Property, plant and equipment	($1,851)	($15)

Environmental rehabilitation	37	(302)

Tax loss carry forwards	(27)	(389)

AMT credits	(10)	—

Inventory	(42)	5

Derivatives	—	(74)

Other	14	(26)

	($1,879)	($801)

Intraperiod allocation to:

Income from continuing operations before income taxes	($1,073)	($730)

Allocation to PPA	(799)	—

Sale of 50% interest in Kalgoorlie	12	—

Income tax payable	(16)	(38)

Equity	—	(24)

Other comprehensive income	(3)	(9)

	($1,879)	($801)

Income Tax Related Contingent Liabilities

	2019	2018

At January 1	$306	$306

Net additions based on uncertain tax positions related to prior years	21	—

At December 31[1]	$327	$306

[1]	If reversed, the total amount of $327 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination

Argentina	2010-2011, 2013-2019

Australia	2015-2019

Canada	2015-2019

Chile	2015-2019

Côte d’Ivoire	2018-2019

Democratic Republic of Congo	2019

Dominican Republic	2015-2019

Mali	2017-2019

Papua New Guinea	2006-2019

Peru	2013-2019

Saudi Arabia	2007-2019

Tanzania	2018-2019

United States	2019

Zambia	2018-2019

BARRICK YEAR-END 2019	161	NOTES TO FINANCIAL STATEMENTS

31 > CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,777,926,611 common shares as at December 31, 2019). Our common shares have no par value.

On January 1, 2019, we issued 583,669,178 common shares to Randgold shareholders as a result of the Merger. Refer to note 4 for further details.

On September 17, 2019, we issued 24,836,670 common shares to the non-controlling shareholders of Acacia in exchange for their shares in Acacia. Refer to note 4 for further details.

Dividends

In 2019, we declared dividends in US dollars totaling $218 million (2018: $199 million) and paid $548 million (2018: $125 million).

The Company’s dividend reinvestment plan resulted in $20 million (2018: $14 million) reinvested into the Company.

32 > NON-CONTROLLING INTERESTS

a) Non-Controlling Interests (“NCI”) Continuity

	Nevada Gold Mines	Pueblo Viejo	Acacia	Loulo- Gounkoto	Tongon	Other	Total

NCI in subsidiary at December 31, 2019	38.5%	40%	—%	20%	10.3%	Various

At January 1, 2018	$—	$1,290	$480	$—	$—	$11	$1,781

Share of income (loss)	—	89	22	—	—	(1)	110

Cash contributed	—	—	—	—	—	24	24

Disbursements	—	(108)	—	—	—	(15)	(123)

At December 31, 2018	$—	$1,271	$502	$—	$—	$19	$1,792

Acquisitions[1]	5,910	—	—	887	61	(76)	6,782

Share of income (loss)	275	311	(7)	30	(3)	(1)	605

Cash contributed	90	—	—	—	—	50	140

Decrease in non-controlling interest[1]	—	—	(495)	—	—		(495)

Disbursements	(236)	(158)	—	(16)	(11)	(8)	(429)

At December 31, 2019	$6,039	$1,424	$—	$901	$47	($16)	$8,395

[1]	Refer to note 4 for further details.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Loulo-Gounkoto		Tongon

	As at December 31, 2019	As at December 31, 2018	As at December 31, 2019	As at December 31, 2018	As at December 31, 2019	As at December 31, 2018	As at December 31, 2019	As at December 31, 2018

Current assets	$10,977	$—	$500	$520	$406	$—	$158	$—

Non-current assets	15,909	—	4,303	3,469	4,662	—	424	—

Total assets	$26,886	$—	$4,803	$3,989	$5,068	$—	$582	$—

Current liabilities	466	—	428	720	234	—	59	—

Non-current liabilities	1,217	—	932	402	634	—	106	—

Total liabilities	$1,683	$—	$1,360	$1,122	$868	$—	$165	$—

BARRICK YEAR-END 2019	162	NOTES TO FINANCIAL STATEMENTS

Summarized Statements of Income

	Nevada Gold Mines[1]		Pueblo Viejo		Loulo-Gounkoto		Tongon

For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018

Revenue	$2,707	$—	$1,409	$1,333	$1,007	$—	$384	$—

Income (loss) from continuing operations after tax	739	—	708	206	158	—	(29)	—

Other comprehensive income (loss)	—	—	—	—	—	—	—	—

Total comprehensive income (loss)	$739	$—	$708	$206	$158	$—	($29)	$—

Dividends paid to NCI	$236	$—	$158	$—	$16	$—	$11	$—

Summarized Statements of Cash Flows

	Nevada Gold Mines[1]		Pueblo Viejo		Loulo-Gounkoto		Tongon

For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018

Net cash provided by (used in) operating activities	$1,296	$—	$504	$272	$259	$—	$129	$—

Net cash used in investing activities	(539)	—	(107)	(144)	(130)	—	61	—

Net cash used in financing activities	(379)	—	(397)	(108)	(80)	—	(107)	—

Net increase (decrease) in cash and cash equivalents	$378	$—	$—	$20	$49	$—	$83	$—

1    Nevada Gold Mines was formed July 1, 2019 and therefore results are presented from July 1, 2019 onwards.

33 > RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of Key Management Personnel

Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2019	2018

Salaries and short-term employee benefits[1]	$22	$19

Post-employment benefits[2]	1	3

Termination Benefits	—	1

Share-based payments and other[3]	28	11

	$51	$34

1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.

2 Represents Company contributions to retirement savings plans.

3 Relates to DSU, RSU, PRSU and LTIP grants and other compensation.

BARRICK YEAR-END 2019	163	NOTES TO FINANCIAL STATEMENTS

34 > STOCK-BASED COMPENSATION

a)    Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2019, Barrick contributed and expensed $nil to this plan (2018: $12 million).

b)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2019, the weighted average remaining contractual life of RSUs was 0.74 years (2018: 0.93 years).

Compensation expense for RSUs was a $9 million charge to earnings in 2019 (2018: $29 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value

At January 1, 2018	725	$11.6	4,537	$37.7

Settled for cash	(143)	(1.9)	(3,089)	(34.6)

Forfeited	—	—	(731)	(7.9)

Granted	182	2.3	2,974	35.3

Credits for dividends	—	—	60	0.8

Change in value	—	(0.8)	—	4.7

At December 31, 2018	764	$11.2	3,751	$36.0

Settled for cash	(404)	(6.5)	(2,131)	(30.7)

Forfeited	—	—	(1,157)	(15.8)

Granted	116	1.9	2,600	35.3

Credits for dividends	—	—	47	0.8

Change in value	—	2.2	—	15.9

At December 31, 2019	476	$8.8	3,110	$41.5

c)    Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2019, 3,867 thousand units had been granted at a fair value of $33 million (2018: 3,024 thousand units at a fair value of $18 million).

d)    Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enabled Barrick employees to purchase Company shares through payroll deduction. During 2019, Barrick contributed and expensed $nil to this plan (2018: $0.1 million). This plan was replaced by the Barrick Share Purchase Plan in 2018.

e)    Barrick Share Purchase Plan (BSPP)

In 2018, Barrick launched a Barrick Share Purchase Plan. This plan encourages Barrick employees to purchase Company shares by matching their contributions one to one up to an annual maximum. During 2019, Barrick contributed and expensed $3 million to this plan (2018: $2 million).

f)    Long-Term Incentive Plan (LTIP)

In 2019, Barrick assumed the Long-Term Incentive Plan as a result of the Merger. Under this plan, restricted shares are issued to selected employees subject to certain performance criteria. During 2019, Barrick expensed $9 million to this plan.

g)    Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Company may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2019, 0.3 million (2018: 0.8 million) stock options were outstanding.

Compensation expense for stock options was $nil in 2019 (2018: $nil), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of

BARRICK YEAR-END 2019	164	NOTES TO FINANCIAL STATEMENTS

compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2019 and 2018.

Total intrinsic value relating to options exercised in 2019 was $1 million (2018: $nil).

Employee Stock Option Activity (Number of Shares in Millions)

	2019		2018

	Shares	Average Price	Shares	Average Price

C$ options

At January 1	0.3	$13	0.3	$13

Exercised	(0.1)	16	—	10

At December 31	0.2	$10	0.3	$13

US$ options

At January 1	0.5	$37	0.7	$40

Forfeited	—	—	(0.1)	34

Cancelled/expired	(0.4)	39	(0.1)	49

At December 31	0.1	$32	0.5	$37

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable

Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)

C$ options $9 - $17	0.2	$10	2.6	$2	0.2	$10	$2

US$ options $32 - $41	0.1	$32	0.1	$—	0.1	$32	$—

1 Based on the closing market share price on December 31, 2019 of C$24.12 and US$18.59.

As at December 31, 2019, there was $nil (2018: $nil) of total unrecognized compensation cost relating to unvested stock options.

35 > POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2019	2018

Balance sheet obligations for:

Defined pension benefits	$39	$36

Other post-retirement benefits	4	6

Liability in the balance sheet	$43	$42

Income statement charge included income statement for:

Defined pension benefits	$1	$1

Other post-retirement benefits	—	—

	$1	$1

Measurements for:

Defined pension benefits	($5)	($4)

Other post-retirement benefits	2	—

	($3)	($4)

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2019	2018

Present value of funded obligations	$69	$57

Fair value of plan assets	(76)	(65)

(Surplus) deficit of funded plans	($7)	($8)

Present value of unfunded obligations	46	44

Total deficit of defined benefit pension plans	$39	$36

Impact of minimum funding requirement/asset ceiling	—	—

Liability in the balance sheet	$39	$36

a)    Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans - overseeing all aspects of the plans including investment

BARRICK YEAR-END 2019	165	NOTES TO FINANCIAL STATEMENTS

decisions and contribution schedules - lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2019	Other Post- Retirement Benefits 2019	Pension Plans 2018	Other Post- Retirement Benefits 2018

Discount rate	2.50%-3.30%	3.35%	3.75-4.65%	4.45%

b)    Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded. The weighted average duration of the defined benefit obligation is 9 years (2018: 14 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total

Pension benefits	$7	$7	$22	$139	$175

Other post-retirement benefits	1	1	2	5	9

At December 31, 2018	$8	$8	$24	$144	$184

Pension benefits	27	7	20	95	149

Other post-retirement benefits	—	—	1	3	4

At December 31, 2019	$27	$7	$21	$98	$153

c)    Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $41 million in 2019 (2018: $35 million).

BARRICK YEAR-END 2019	166	NOTES TO FINANCIAL STATEMENTS

36> CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Proposed Canadian Shareholder Class Action (Veladero)

On July 28, 2018, Peter Gradja, a purported shareholder of Barrick Gold Corporation, commenced a proposed class action against the Company in the Ontario Superior Court of Justice. The action seeks unspecified damages and other relief, purportedly on behalf of anyone who purchased Barrick shares during the period from February 15, 2017 to April 24, 2017 and held some or all of those shares at the close of trading on April 24, 2017. It was alleged that Barrick made false and misleading statements concerning production estimates and environmental risks at the Veladero mine.

On April 11, 2019, Barrick received an offer from the plaintiff to dismiss the proposed class action lawsuit without costs. The Ontario Superior Court of Justice ordered the dismissal of the proposed class action lawsuit on August 19, 2019, and the matter is now closed.

Proposed Canadian Securities Class Actions (Pascua-Lama)

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the capital costs of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures and certain accounting-related matters.

The first Ontario and Alberta actions were commenced by Statements of Claim on April 15 and 17, 2014, respectively. The same law firm acted for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action was subsequently stayed.

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014 to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated Statement of Claim in this action. The Statement of Claim was amended again in May 2018.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which were

BARRICK YEAR-END 2019	167	NOTES TO FINANCIAL STATEMENTS

then consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. In August 2018, the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver delivered their Statement of Defence in the Ontario action.

In May 2019, the motion for leave to proceed with statutory misrepresentation claims and for class certification was heard in the Quebec action. Additional submissions were heard in December 2019. The Quebec court has reserved judgment in this matter.

In July 2019, the motion for leave to proceed with statutory misrepresentation claims was heard in the Ontario action. In October 2019, the Ontario Superior Court of Justice dismissed all but one of those claims. The sole remaining statutory misrepresentation claim pertains to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Company has filed a motion in the Divisional Court for leave to appeal the decision to allow the sole remaining statutory misrepresentation claim to proceed. The Plaintiffs have also filed an appeal to the Court of Appeal for Ontario with respect to the claims that were dismissed.

The motion for class certification in Ontario is scheduled to be heard in March 2020.

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental

BARRICK YEAR-END 2019	168	NOTES TO FINANCIAL STATEMENTS

Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending.

Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines.

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court, which heard arguments on July 23, 2019.

The Company intends to vigorously defend this matter.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the

Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court.

On February 19, 2019, the Chilean Supreme Court accepted the appeal by the indigenous residents of the Environmental Court’s decision. The Chilean Supreme Court heard oral arguments on September 10 and 11, 2019. On January 6, 2020, the Chilean Supreme Court affirmed the Environmental Court’s decision, upholding the environmental permit amendment and recognizing the water quality baseline from 2005 to September 2009. The matter is now closed.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded.

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts.    MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the San Juan Provincial mining authority.

Criminal Matters

BARRICK YEAR-END 2019	169	NOTES TO FINANCIAL STATEMENTS

Provincial Action

On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation do not require the defendants to recognize any wrongdoing. If the defendants complied with good behavior and community service requirements for one year, the Provincial Action would be dismissed.

All defendants have now completed the probationary period for community service and good behavior and requested dismissal of the charges in the Provincial Action.

Federal Investigation

A federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the 2015 solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action.

On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction. To date, the studies have not been performed.

Glaciers Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge.

In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. In 2019, the former federal official indicted on separate charges under both the Federal Investigation and the Glacier Investigation passed away. As a result, the charges against him have been dropped.

Oral arguments with respect to the charges for the remaining five former federal officials have been scheduled for February and March 2020, with a final decision expected by July 2020.

No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

BARRICK YEAR-END 2019	170	NOTES TO FINANCIAL STATEMENTS

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below).

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan.

Veladero – Cyanide Leaching Process Civil Action

On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the Valley Leach Facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements,

BARRICK YEAR-END 2019	171	NOTES TO FINANCIAL STATEMENTS

MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court (see “Veladero - Release of Gold-bearing Process Solution - Federal Amparo Action” below).

No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident described above. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court. On December 26, 2019, the Argentine

Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court.

No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $14.1 million at the prevailing exchange rate at December 31, 2018), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).

Hearings for the Criminal Tax case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama

BARRICK YEAR-END 2019	172	NOTES TO FINANCIAL STATEMENTS

project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. On June 11, 2018, the federal authorities published the complete national inventory of glaciers; the complete inventory is consistent with the partial national inventory of glaciers published previously in the area where Veladero and Pascua-Lama are located.

The constitutionality of the federal glacier law was the subject of a challenge before the National Supreme Court of Argentina. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. On June 4, 2019, the National Supreme Court of Argentina dismissed the case on the basis that no harm deriving from the federal glacier law has been proven and that the federal glacier law does not impact Veladero and Pascua-Lama and the matter is now closed.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. On April 12, 2019, PVDC’s motion to challenge the timeliness of the appeal was accepted by the Constitutional Court, and the matter is now closed.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petitioners”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion for Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings.

BARRICK YEAR-END 2019	173	NOTES TO FINANCIAL STATEMENTS

In December 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court of Appeals in July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of Appeals of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. The Petitioners served a Motion to Lift Order of Suspension of Proceedings dated September 12, 2018 to have the proceedings resume. In September 2018 the Company filed an Opposition to this motion in which it requested that the suspension of proceedings not be lifted and the proceedings instead be dismissed for unreasonable delay and Petitioners’ failure to comply with a direction of the Court.

On March 20, 2019, the Company was notified that the Court of Appeals granted a motion by the Petitioners to lift the Suspension of Proceedings and denied the motion to intervene filed by the two baranguays and set a preliminary case conference. In April 2019, the Company filed a motion for (i) reconsideration of the March 2019 order lifting the Suspension of Proceedings and dismissing the Company’s request that the case be dismissed for delay; (ii) a ruling on its pending Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction; and (iii) an order suspending the proceedings pending determination of these motions. The preliminary case conference was subsequently cancelled by the Court of Appeals in April 2019.

On September 12, 2019, the Court of Appeals ruled that the issues raised by the Company should be decided concurrently with a hearing of the merits of the dispute. The Court set a preliminary case conference date of September 18, 2019.

On September 17, 2019, the Company filed a further motion to request that the Court of Appeals determine the Company’s Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction prior to any merits hearing. Consequently, the Court of Appeals adjourned the September 18, 2019 preliminary case conference to October 21, 2019, to further consider the Company’s motion requesting the determination of the Company’s jurisdiction motions prior to any merits hearing.

On October 18, 2019, the Court of Appeals issued a Notice of Resolution, which, among other things, rejected the Company’s constitutional objections and held that the Court of Appeals has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in their petition, which “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date. On November 4, 2019 the Company filed a Motion for Reconsideration Ad Cautelam seeking a reversal of the Notice of Resolution dated October 18, 2019.

On October 21, 2019, the Court of Appeals rescheduled the preliminary case conference from October 21, 2019 to January 27, 2020 and, following a request from Petitioners’

counsel, it directed that a court-annexed mediation take place on October 29, 2019. An additional mediation session took place on November 21, 2019.

On November 11, 2019, the Company filed with the Supreme Court a Petition for Certiorari seeking to reverse, annul and set aside the Court of Appeals’ March 18, 2019 Resolution and September 12, 2019 Resolution. To date, the Petition for Certiorari has not yet been resolved.

On November 25, 2019, among other things, the Court of Appeals issued a Resolution dismissing the Company’s Motion for Reconsideration Ad Cautelam dated November 4, 2019.

On January 27, 2020, the Company filed a Petition for Certiorari with the Supreme Court seeking to reserve, annul and set aside, among other things, the rulings of the Court of Appeals in its November 25, 2019 Resolution regarding the Company’s constitutional challenges and jurisdictional challenges. A preliminary case conference was also held on January 27, 2020, at which the parties agreed to a tentative trial date of March 23, 2020.

No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. Despite these establishment conventions, prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million at January 1, 2019. As at the end of the second quarter of 2019, the total claim for 2018 and prior year periods had risen to $275 million.

During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41.1 million. As part of the purchase price allocation for the Merger (see note 4), the fair value of this receivable was reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. In addition, a further $17 million was accrued, bringing the total amount recorded for these events to $60 million at the end of the second quarter of 2019. This additional accrual amount was recorded as a further update to the purchase price allocation, and was paid in the fourth quarter of 2019.

The tax exposures to be resolved for 2014 through 2016 total $92 million, and remain under discussion with the State of Mali. The Company has recorded an estimated amount for the potential liability arising from these matters. In the Company’s view, it would be prejudicial to disclose the amount

BARRICK YEAR-END 2019	174	NOTES TO FINANCIAL STATEMENTS

of that estimate as the discussions with the State of Mali are ongoing.

Barrick has been actively engaged with the Malian authorities and is seeking a complete resolution of the various tax claims to avoid protracted arbitration. In January 2020, the Government of Mali signed a protocol, which set forth the terms of its working relationship with the Company, including an agreement on tax principles that effectively reflects the Company’s tax filings in 2017 and subsequent years. For fiscal years 2017, 2018 and 2019, the Company will cooperate with the State of Mali as those years are reviewed in accordance with the terms of the signed protocol. The Company continues to be actively engaged with the Malian authorities with respect to these matters.

Reko Diq Arbitration

Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta plc (“Antofagasta”) indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to “routine” government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.

On March 20, 2017, the Tribunal issued its decision, rejecting the GOP’s position. In March 2019, ICSID closed the record in the arbitration.

In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project. Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the award is paid.

In November 2019, the GOP applied to annul TCC’s damages award, which resulted in an automatic stay on TCC from pursuing enforcement action. ICSID has constituted a committee to hear the annulment application, consisting of a president from South Korea and additional members from Mexico and Finland. The committee appointed by ICSID to hear the application for annulment will also determine whether the stay on enforcement proceedings should be extended or lifted while it considers the application for annulment. No decision on the GOP’s annulment application or the stay on enforcement proceedings has yet been made.

The Company cannot reasonably estimate the financial effect of the July 2019 settlement award. No amounts have been recognized at this time.

Acacia Mining plc – Concentrate Export Ban and Related Disputes

On March 3, 2017, the GoT announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.

During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review. Barrick continues to monitor the impact of all new legislation in light of Acacia’s Mineral Development Agreements with the GoT.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working

BARRICK YEAR-END 2019	175	NOTES TO FINANCIAL STATEMENTS

group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.

On February 20, 2019, Barrick announced that it had arrived at a proposal with the GoT that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.

On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production (the “No Export Letter”). The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own (see “Key Business Developments - Acacia Mining plc”), with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.

On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to the Scheme. Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters and note 21 of these Financial Statements for impairment losses arising from these matters.

Acacia Mining plc – Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal.

BARRICK YEAR-END 2019	176	NOTES TO FINANCIAL STATEMENTS

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level. Acacia’s substantive grounds of appeal were based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc - Concentrate Export Ban and Related Disputes” above.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the Settlement Payment; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters.

North Mara Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara mine Tailings Storage Facility (“TSF”). In March 2019, the GoT directed the North Mara Mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the Tanzanian National Environment Management Council (“NEMC”) issued a Prohibition Notice (the “Prohibition Notice”) to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on Saturday July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice.

On September 17, 2019, following the submission of a detailed action plan to remediate issues related to the TSF and the implementation of remedial measures to contain the seepage from the TSF, the Prohibition Notice was lifted and North Mara was permitted to resume operations at the TSF.

Zaldívar Chilean Tax Assessment

On August 28, 2019, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada (“CMZ”), received notice of a tax assessment from the Chilean Internal Revenue Service (“Chilean IRS”) amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the “Zaldívar Tax Assessment”). The Zaldívar Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed with CMZ’s position and reduced the Assessment to US$ 575 million including interest and penalties. CMZ will continue discussions with the Chilean IRS, prior to the authority’s final decision.

The Company believes that the Zaldívar Tax Assessment is without merit and intends to vigorously defend its position. No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessment as the Company cannot reasonably predict the outcome.

BARRICK YEAR-END 2019	177	NOTES TO FINANCIAL STATEMENTS